Goldman Sachs Funds

GLOBAL SECTOR FUNDS

Semiannual Report April 30, 2002



Long-term capital growth potential through investments in equity securities of domestic and foreign companies

Goldman Sachs

Market Review

Dear Shareholder,

During the six-month reporting period, stocks around the world exhibited surprising resiliency. Despite the aftermath of the September 11 terrorist attacks, weak corporate profits, and accounting concerns, the equity markets in both the United States and abroad held up relatively well, with several pockets of opportunity.

■ **Economic Review —** As the reporting period began, we were in the midst of the first global recession in a decade. While it was initially assumed that this was triggered by the September 11 terrorist attacks, economic data pointed to the contraction beginning in March of 2001. To stimulate the economy, the Federal Reserve Board (the "Fed") lowered interest rates a record 11 times during 2001, including four times following the attacks. Central banks overseas also eased rates in hopes of reviving their respective economies.

As the period progressed, there was mounting evidence that an economic recovery was taking place. The U.S. gross domestic product (GDP) rose at an annualized rate of 1.7% in the fourth quarter of 2001, and then by an estimated 5.8% during the first quarter of 2002. The Fed has held interest rates steady since November of 2001, and shifted its bias from one of weakness to neutrality. As the period drew to a close, economic data gave rise to concerns that the recovery may be somewhat fragile and a rebound may be sluggish. A decline in consumer confidence, poor stock market performance, and high unemployment rates all contributed to the possibility that the global recovery could be more moderate than was initially expected.

■ **Market Review —** Given the uncertainties around the globe, the equity markets in both the United States and internationally performed relatively well. During the six-month period that ended April 30, 2002, the S&P 500 Index returned 2.31% and the MSCI World Index℠ gained 3.47%.

The equity markets began the reporting period on a positive note, as signs of an economic rebound emerged. The markets then gave back some of their gains during the first two months of 2002. This was largely due to concerns regarding the accounting irregularities following the bankruptcies of Enron and Global Crossing, and mixed signals on the economic front. The markets surged ahead yet again in March, as more promising economic data was released and investors were hopeful that this would lead to stronger corporate profits as the year progressed. However, the period ended on a down note for many equity markets. Weak earnings, worries over corporate debt, and questions about accounting issues loomed over the market. Consumer sentiment also took a step backwards, due to higher gas prices, rising unemployment, and unrest in the Middle East.

Given the fluctuations in the markets, we would urge you to work closely with your investment professional, maintain a long-term view of your investments, and maintain a diversified portfolio. As always, we appreciate your confidence and look forward to serving your investment needs in the future.

Sincerely,

David W. Blood
Head, Goldman Sachs Asset Management

May 9, 2002

What Distinguishes Goldman Sachs' Approach to Sector Investing?

The Goldman Sachs Global Equity Team believes that strong, consistent results from sector investing are best achieved through expert stock selection performed by sector research teams working together on a global scale. Our goal is to leverage the depth and breadth of these teams to provide access to Goldman Sachs Asset Management's best investment ideas within each sector worldwide.

GOLDMAN SACHS' GLOBAL SECTOR INVESTMENT PROCESS

1 FOCUSED SECTOR RESEARCH TEAMS

1

FOCUSED SECTOR RESEARCH TEAMS

- Global sector research teams based in London, New York, Tampa, Tokyo and Singapore
- Experience and expertise of our sector research teams enables us to evaluate a broad universe of potential sector investments within a global context
- Regional presence contributes to market expertise



2 BOTTOM-UP STOCK SELECTION

2

BOTTOM-UP STOCK SELECTION

In building global sector portfolios, our sector research teams:

- Identify their best investment ideas within each sector on a global basis
- Compare a global universe of companies within similar industries to identify the most attractive opportunities
- Perform rigorous research on local companies within the context of global trends



3 DISCIPLINED PORTFOLIO CONSTRUCTION

3

DISCIPLINED PORTFOLIO CONSTRUCTION

Portfolio construction is particularly important when constructing sector specific portfolios. Advantages of our stringent portfolio construction process include:

- Effective implementation of research views
- Construction of focused portfolios positioned to capitalize on key demographic and economic trends
- Maintaining a flexible investment approach, providing the ability to invest in large-cap, mid-cap, small-cap and emerging markets securities

RESULT

Global sector portfolios that provide investors access to Goldman Sachs Asset Management's best investment ideas within the consumer growth, financial services, health sciences, infrastructure and resources, and technology sectors on a global scale.

Global Consumer Growth Fund

as of April 30, 2002

Assets Under Management

$3.8 Million

Number of Holdings

58

NASDAQ SYMBOLS

Class A Shares

GGCAX

Class B Shares

GGCBX

Class C Shares

GGCCX

Institutional Shares

GGCIX

Service Shares

GGCSX

PERFORMANCE REVIEW

November 1, 2001– April 30, 2002	Fund Total Return (based on NAV)[1]	MSCI World Index[2]	MSCI World Consumer Staples & Discretionary Index[3]
Class A	7.78%	3.47%	13.01%
Class B	7.46	3.47	13.01
Class C	7.46	3.47	13.01
Institutional	8.10	3.47	13.01
Service	7.77	3.47	13.01

[1] The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The MSCI World Index is a free float-adjusted market capitalization index that is designed to measure global developed market equity performance. As of April 2002, the MSCI World Index consisted of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

[3] A customized index for the Global Consumer Growth Fund is currently comprised of a blend of selected components within the MSCI World Consumer Staples + MSCI World Consumer Discretionary Indices. Customized composites are at our discretion and are subject to change. The customized index is quoted at month-end with income reinvested and, in contrast to the Fund, is shown without the deduction of any expenses.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/02	Class A	Class B	Class C	Institutional	Service
One Year	–8.41%	–8.42%	–4.56%	–2.50%	–2.90%
Since Inception (3/30/01)	–8.37	–7.42	–3.58	–2.49	–2.88

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 4/30/02

Holding	% of Total Net Assets	Line of Business
Harrah's Entertainment, Inc.	4.3%	Hotels, Restaurants and Leisure
Wal-Mart Stores, Inc.	3.8	Retailing
Viacom, Inc. Class B	3.7	Media
VNU NV	3.5	Media
Nestle SA B Shares	3.5	Food, Beverage and Tobacco
Cendant Corp.	3.4	Commercial Services and Supplies
AOL Time Warner, Inc.	3.4	Media
Starwood Hotels & Resorts Worldwide, Inc.	3.3	Hotels, Restaurants and Leisure
PepsiCo, Inc.	2.7	Food, Beverage and Tobacco
Mediaset SpA	2.4	Media

The top 10 holdings may not be representative of the Fund's future investments.

Global Consumer Growth Fund

Dear Shareholder,

We would like to take this opportunity to report on the performance of the Goldman Sachs Global Consumer Growth Fund for the six-month period that ended April 30, 2002.

Performance Review

Over the six-month period that ended April 30, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 7.78%, 7.46%, 7.46%, 8.10%, and 7.77%, respectively. These returns compare to the 3.47% and 13.01% cumulative total returns of the MSCI World Index and the customized blended index comprised of the MSCI World Consumer Staples and Discretionary Indices, respectively.

The Fund's underperformance versus the MSCI World Consumer Staples and Discretionary Index was largely due to the Fund's overweight position in stocks such as Sprint PCS Group and Crown Castle International Corp. Sprint was adversely affected by general concerns over the wireless competitive environment. Crown Castle, the world's largest operator of wireless communication towers, was hit by increased fears of delays in third generation mobile phones.

Among the Fund's best performers were stocks in cyclical sectors, which rallied on expectations of an economic recovery late in 2001. Starwood Hotels and Resorts Worldwide, Inc., the hotel operator, and Harrah's Entertainment, Inc., the U.S. casino operator, recovered strongly from their September lows, driven by the resilience of U.S. consumer spending in hotels and leisure. Likewise, very strong performance came from media stocks, including NRJ Group, a French radio broadcaster, and Mediaset SpA, the leading Italian commercial TV company. Another key contributor to performance was Adecco SA, a Swiss staffing agency, which rallied on signs that unemployment levels in the U.S. are bottoming.

Investment Focus

The Fund seeks long-term growth of capital. The investment management team focuses on equity securities of domestic and foreign companies that offer the potential for long-term capital appreciation, with a primary focus on the consumer products and services sectors.

Portfolio Positioning

To identify securities for the Fund's portfolio we perform rigorous, fundamental research to target companies that we believe are well positioned to capitalize on rising consumer discretionary income, and that can deliver sustainable, long-term growth rates. In particular, we seek organizations that possess strong business franchises with dominant market share, strong pricing power, predictable, recurring revenue streams, and excellent management teams.

Portfolio Highlights

- **VNU NV —** VNU is the world's largest market research company, which focuses on retail and TV audience measurement. The company also manages directory businesses in six countries and leading business magazines in Europe and the U.S. We believe VNU is extremely well positioned to benefit from its leading position in each of its markets, all of which demonstrate good growth prospects throughout the economic cycle.

- **Starwood Hotels & Resorts Worldwide, Inc. —** Starwood is an emerging lodging leader and we believe is ideally situated to benefit from very favorable fundamentals in the U.S. lodging industry over the next several years. Starwood has several internal initiatives, such as extensive hotel refurbishment, and opportunities that we feel make its story currently the most attractive in the industry.

- **NRJ Group —** NRJ has emerged as the leading French radio station broadcaster and is using its expertise to penetrate regulated markets across Europe. Its strategy is to maintain its domestic dominance while gaining strong positions abroad prior to market deregulation. We believe that the radio industry is the most attractive in the advertising sector, and continue to overweight NRJ.

Portfolio Outlook

The portfolio has maintained its overweight in Media and other cyclical subsectors on the expectation of a recovery in global growth. As recently as two months ago, the market was focused on the possibility of a "double dip" (where growth is temporarily boosted but then begins to falter). We believe this is unlikely and feel the economic upturn is progressing as indicated by the weight of positive economic data over the past two months. We maintain our view that the environment looks supportive for global equity markets as final demand accelerates, and the lagged effects of interest rate cuts from 2001 continue to feed into the global economy.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Global Equity Investment Team

May 9, 2002

Global Financial Services Fund

as of April 30, 2002

Assets Under Management

$4.5 Million

Number of Holdings

43

NASDAQ SYMBOLS

Class A Shares

GGFAX

Class B Shares

GGFBX

Class C Shares

GGFCX

Institutional Shares

GGFIX

Service Shares

GGFSX

PERFORMANCE REVIEW

November 1, 2001–April 30, 2002	Fund Total Return (based on NAV)[1]	MSCI World Index[2]	MSCI World Financials Index[3]
Class A	9.65%	3.47%	8.60%
Class B	9.35	3.47	8.60
Class C	9.35	3.47	8.60
Institutional	10.06	3.47	8.60
Service	9.67	3.47	8.60

[1] *The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The MSCI World Index is a free float-adjusted market capitalization index that is designed to measure global developed market equity performance. As of April 2002, the MSCI World Index consisted of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.*

[3] *The MSCI World Financials Index, quoted at month-end with income reinvested and, in contrast to the Fund, is shown without the deduction of any expenses.*

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/02	Class A	Class B	Class C	Institutional	Service
One Year	–2.17%	–2.01%	2.00%	4.22%	3.74%
Since Inception (3/30/01)	–2.16	–1.00	2.98	4.20	3.71

[4] *The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

TOP 10 HOLDINGS AS OF 4/30/02

Holding	% of Total Net Assets	Line of Business
AMBAC Financial Group, Inc.	4.6%	Diversified Financials
UniCredito Italiano SpA	4.4	Banks
Bank of Ireland	4.3	Banks
Citigroup, Inc.	4.3	Diversified Financials
ING Groep NV	4.3	Diversified Financials
The Charles Schwab Corp.	4.1	Diversified Financials
Federal Home Loan Mortage Corp.	4.1	Diversified Financials
Intuit, Inc.	3.4	Software and Services
The Principal Financial Group, Inc.	3.3	Diversified Financials
Barclays PLC	3.2	Banks

The top 10 holdings may not be representative of the Fund's future investments.

Global Financial Services Fund

Dear Shareholder,

We would like to take this opportunity to report on the performance of the Goldman Sachs Global Financial Services Fund for the six-month period that ended April 30, 2002.

Performance Review

Over the six-month period that ended April 30, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 9.65%, 9.35%, 9.35%, 10.06%, and 9.67%, respectively. These returns compare favorably to the 3.47% and 8.60% cumulative total returns of the MSCI World Index and the MSCI World Financials Index, respectively.

The Fund's top contributors to performance over the period were the Bank of Ireland, UniCredito Italiano SpA, and CheckFree Corp. Bank of Ireland continued to perform well, as investors gradually adopted the view that the country's economy will keep growing at a faster rate than its European peers, translating into higher loan growth for Irish banks. Moreover, Bank of Ireland reported strong gains in mortgage lending and relatively stable credit quality. UniCredito Italiano, Italy's second largest retail bank, benefited from the unveiling of a new divisional structure and a high degree of credibility regarding its earnings targets for 2002. CheckFree Corp., a U.S. electronic payment services provider, also enhanced results, as it announced better-than-expected quarterly results. The stock also benefited from Bank of America's announcement that it would promote online payment services provided by CheckFree Corp.

Investment Focus

The Fund seeks long-term growth of capital. The investment management team focuses on equity securities of domestic and foreign companies that offer the potential for long-term capital appreciation, with a primary focus on the financial services sector.

Portfolio Positioning

To identify securities for the Fund's portfolio we perform rigorous, fundamental research to target companies that we believe have the ability to dominate their industry through steady asset accumulation, specialization in a product or service, or consolidation. In particular, we seek organizations that possess strong business franchises with dominant market share, strong pricing power, predictable, recurring revenue streams, and excellent company management teams.

Portfolio Highlights

■ **AMBAC Financial Group, Inc.** — AMBAC provides financial guarantee insurance and financial management services to states and municipalities. The company is highly cash-generative, with a durable business model, good revenue growth visibility, and transparent accounting. We believe AMBAC is well positioned to benefit from strong structural demand for its products.

- **Bank of Ireland** — Bank of Ireland is one of two key banks in Ireland. The company has benefited from the ongoing strength of the Irish economy. Bank of Ireland is also a relatively defensive bank, which has helped it in uncertain markets. The company boasts a solid loan book, due to its stringent requirements, and with just over half its loans in mortgages.

- **Intuit, Inc.** — Intuit produces personal software and is the leading player in the U.S. tax software market. The demand for tax software is rapidly expanding, as regulations become increasingly complicated and the number of people filing tax reports electronically increases. We believe Intuit is very well positioned to benefit from this growth.

Portfolio Outlook

Our outlook for the financial services sector remains positive. We believe that investors will continue to favor the sector for three reasons. First, bank earnings are safe and positive compared to the broader equity market. Second, valuations are still attractive, with the sector trading at a discount to the broader market on a price-to-earnings (PE) basis. Third, we do not feel that rising interest rates will trigger underperformance through increasing levels of bad debts.

Historically, during periods of significant economic growth, the Fed has raised interest rates to contain inflation. Rising interest rates have traditionally signaled rising levels of bad debts for banks, leading to underperformance for the sector. However, there are a variety of reasons why we don't think this will be the case as the year progresses. Macroeconomic conditions have been weak, and we believe that future interest rate hikes will simply bring rates back to their normalized levels, and will signal a return to typical economic growth. This should lead to decreasing bad debts for banks, and increasing demand from a healthier corporate sector.

This positive view is reflected in the Fund's holding of high quality banks with solid balance sheets, good credit quality, strong management, and encouraging revenue prospects. The Fund is also investing in areas where we see significant long-term growth, such as Ireland and South Korea. We feel both of these countries should benefit from higher-than-average economic activity in the coming years.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Global Equity Investment Team

May 9, 2002

Global Health Sciences Fund

as of April 30, 2002

Assets Under Management

$6.8 Million

Number of Holdings

56

NASDAQ SYMBOLS

Class A Shares

GHSAX

Class B Shares

GHSBX

Class C Shares

GHSCX

Institutional Shares

GHSIX

Service Shares

GHSSX

PERFORMANCE REVIEW

November 1, 2001– April 30, 2002	Fund Total Return (based on NAV)[1]	MSCI World Index[2]	MSCI World Health Care Index[3]
Class A	−11.81%	3.47%	−3.95%
Class B	−12.04	3.47	−3.95
Class C	−11.95	3.47	−3.95
Institutional	−11.46	3.47	−3.95
Service	−11.70	3.47	−3.95

[1] The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The MSCI World Index is a free float-adjusted market capitalization index that is designed to measure global developed market equity performance. As of April 2002, the MSCI World Index consisted of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

[3] The MSCI World Health Care Index, quoted at month-end with income reinvested and, in contrast to the Fund, is shown without the deduction of any expenses.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/02	Class A	Class B	Class C	Institutional	Service
One Year	−12.00%	−12.03%	−8.23%	−6.30%	−6.70%
Since Inception (3/30/01)	−11.94	−11.05	−7.26	−6.27	−6.66

[4] The Standardized Total Returns are average annual total returns as of the most recent month-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

TOP 10 HOLDINGS AS OF 4/30/02

Holding	% of Total Net Assets	Line of Business
Novartis AG	5.5%	Pharmaceuticals and Biotechnology
Pfizer, Inc.	5.4	Pharmaceuticals and Biotechnology
GlaxoSmithKline PLC	5.0	Pharmaceuticals and Biotechnology
Johnson & Johnson	4.6	Pharmaceuticals and Biotechnology
Eli Lilly & Co.	4.5	Pharmaceuticals and Biotechnology
Wyeth	4.3	Pharmaceuticals and Biotechnology
Tenet Healthcare Corp.	3.1	Health Care Equipment and Services
Amgen, Inc.	3.0	Pharmaceuticals and Biotechnology
Pharmacia Corp.	2.7	Pharmaceuticals and Biotechnology
HCA, Inc.	2.6	Health Care Equipment and Services

The top 10 holdings may not be representative of the Fund's future investments.

Global Health Sciences Fund

Dear Shareholder,

We would like to take this opportunity to report on the performance of the Goldman Sachs Global Health Sciences Fund for the six-month period that ended April 30, 2002.

Performance Review

Over the six-month period that ended April 30, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of –11.81%, –12.04%, –11.95%, –11.46%, and –11.70%, respectively. These returns compare to the 3.47% and –3.95% cumulative total returns of the MSCI World Index and the MSCI World Health Care Index, respectively. As these returns indicate, it has been a challenging period in the global health sciences sector.

The past six months have been an unusually volatile period for the health care industry. Accounting concerns and patent issues overshadowed the sector, which traditionally has been marked by superior earnings visibility and above-average transparency in accounting. This negative trend for the pharmaceutical industry in general was amplified by the Fund's exposure to stocks that we believed were best poised to benefit from an economic rebound. However, our expectation of a recovery in the biotechnology industry has not yet materialized, while prolonged economic skepticism in the market resulted in a retreat to more defensive stocks within the sector.

Investment Focus

The Fund seeks long-term growth of capital. The investment management team focuses on equity securities of domestic and foreign companies that offer the potential for long-term capital appreciation, with a primary focus on the health sciences sector.

Portfolio Positioning

To identify securities for the Fund's portfolio we perform rigorous, fundamental research to target companies that we believe are well positioned to capitalize on the aging demographics of developed nations, scientific discoveries in genomics, and the increased demand for lower-cost health care treatments. In particular, we seek organizations that possess strong business franchises with dominant market share, strong pricing power, predictable, recurring revenue streams, and excellent management teams.

Portfolio Highlights

- **Tenet Healthcare Corp.** — The share price of this U.S.-based hospital group has significantly risen since its purchase, making it one of the Fund's best performers over the period. Tenet's stock benefited from a consistently good earnings record, and exceeded market expectations with excellent results during its third quarter. Also, the company confirmed the continuation of superior growth for the full year, and gave an encouraging outlook for their coming fiscal period.

■ **Novartis AG** — Novartis is the world's fourth largest pharmaceutical company. Based in Switzerland, the group focuses on cardiovascular, oncological, and musculosceletal drug treatment, and also has exposure to the generics market. The main driver of its rising share price was a very solid performance of existing drugs, and several FDA approvals. Compared to its peers, Novartis' products have low patent expiry risk, and the company's pipeline promises several exciting drugs to be launched in the near future.

■ **UnitedHealth Group, Inc.** — This U.S.-based health care provider was another strong performer for the Fund. The major theme of its success has been the announcement of record first quarter results. In addition, it announced several new contract agreements with smaller health care providers, which are expected to fuel its future growth.

Portfolio Outlook

We believe that the currently difficult environment for pharmaceuticals and especially biotechnology companies will improve later during the year. It's our opinion that biotechnological methods in research and development will increasingly be in demand, and the rising trend to outsource those efforts will eventually benefit the Biotech industry as a whole. At the same time, we continue to believe in the long-term positive outlook for the pharmaceutical industry in general, and feel that the current environment will favor stocks with stable near-term earnings prospects, and low patent expiry risks.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Global Equity Investment Team

May 9, 2002

Global Infrastructure and Resources Fund

as of April 30, 2002

Assets Under Management

$3.8 Million

Number of Holdings

44

NASDAQ SYMBOLS

Class A Shares

GIRAX

Class B Shares

GIRBX

Class C Shares

GIRCX

Institutional Shares

GIRIX

Service Shares

GIRSX

PERFORMANCE REVIEW

November 1, 2001– April 30, 2002	Fund Total Return (based on NAV)[1]	MSCI World Index[2]	MSCI World Energy, Materials, Industrials, Utilities and Telecommunication Index[3]
Class A	9.80%	3.47%	2.30%
Class B	9.60	3.47	2.30
Class C	9.47	3.47	2.30
Institutional	10.11	3.47	2.30
Service	9.91	3.47	2.30

[1] The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The MSCI World Index is a free float-adjusted market capitalization index that is designed to measure global developed market equity performance. As of April 2002 the MSCI World Index consisted of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

[3] A customized index for the Global Infrastructure & Resources Fund is currently comprised of a blend of selected components within the MSCI World Energy + MSCI World Materials + MSCI World Industrials + MSCI World Utilities Index + MSCI World Telecommunications Services Indices. Customized composites are at our discretion and are subject to change. The customized index is quoted at month-end with income reinvested and, in contrast to the Fund, is shown without the deduction of any expenses.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/02	Class A	Class B	Class C	Institutional	Service
One Year	−8.22%	−8.23%	−4.37%	−2.30%	−2.70%
Since Inception (3/30/01)	−8.18	−7.23	−3.38	−2.29	−2.69

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

TOP 10 HOLDINGS AS OF 4/30/02

Holding	% of Total Net Assets	Line of Business
Total Fina Elf SA Class B	4.2%	Energy
Exxon Mobil Corp.	4.1	Energy
Vodafone Group PLC	3.9	Telecommunication Services
European Aeronautic Defence & Space Co.	3.1	Capital Goods
Royal Dutch Petroleum Co.	3.1	Energy
ENI SpA	2.8	Energy
Impala Platinum Holdings Ltd.	2.7	Materials
Alcoa, Inc.	2.6	Materials
Exelon Corp.	2.6	Utilities
American Standard Companies, Inc.	2.6	Materials

The top 10 holdings may not be representative of the Fund's future investments.

Global Infrastructure and Resources Fund

Dear Shareholder,

We would like to take this opportunity to report on the performance of the Goldman Sachs Global Infrastructure and Resources Fund for the six-month period that ended April 30, 2002.

Performance Review

Over the six-month period that ended April 30, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 9.80%, 9.60%, 9.47%, 10.11%, and 9.91%, respectively. These returns compare favorably to the 3.47% and 2.30% cumulative total returns of the MSCI World Index and the customized blended index comprised of the MSCI World Energy, Materials, Industrials, Utilities and Telecommunications Services Indices, respectively.

The Fund's outperformance was due to strong stock selection in most regions, particularly North America and Europe. Among the top contributors to performance were Porsche AG, easyJet PLC, United Technologies Corp., and Impala Platinum Holdings Ltd. The Fund's significant underweight positions in Tyco International Ltd., General Electric Co., and WorldCom Group also contributed positively to its results.

Investment Focus

The Fund seeks long-term growth of capital. The investment management team focuses on equity securities of domestic and foreign companies that offer the potential for long-term capital appreciation, with a primary focus on the infrastructure and resources sectors.

Portfolio Positioning

To identify securities for the Fund's portfolio we seek companies that are trading at attractive valuations relative to their true intrinsic value. To identify companies with the most attractive combination of quality and value — and to further capitalize on the inefficiencies in the global markets — our team performs in-depth fundamental research and compares relative valuations of companies with the same industries, across different regions.

Portfolio Highlights

- **European Aeronautic Defence & Space Co. (EADS)** — Among the Fund's core holdings is EADS, a European aviation company. The stock performed well over the period on the back of stronger air traffic numbers, as the industry recovers in the aftermath of September 11.

- **Impala Platinum Holdings Ltd.** — We purchased Impala Platinum at the end of March. We believe this South African platinum mining company will benefit from strong platinum prices that are up approximately 15% year-to-date, bucking the general commodity price trend which has been lower.

■ **easyJet PLC** — easyJet, a low-cost airline, has been a strong performer, despite the troubles affecting the larger national carriers. easyJet is expected to be able to exploit openings at major airports, such as Gatwick, that should become available as a result of reduced flights by national carriers. The company also recently announced the acquisition of GO, rival low-cost airline in Europe.

Portfolio Outlook

As in previous cycles, we expect to see some mixed economic data as the global economy continues to recover. However, we are encouraged by the broad array of improving economic data. We continue to see clear signs of recovery in the U.S. economy, as job expectations, the key driver of consumer expectations and consumer spending, are at their highest level since September of 2000. This is consistent with continuing strength in spending, with real consumption growth remaining in the 4-5% range. Inflation currently remains subdued, which is positive, but as growth improves this may well become more of a focus for markets.

We believe that Europe's economic recovery may lag that of the U.S. and that political uncertainty associated with elections in France and Germany may also dampen confidence in the near term. In the U.K., the government's decision to increase expenditure on the health services sector and other public sectors is expected to support economic activity. Japan continues to have deep-seated structural problems, which it continues to fail to tackle, but it is nevertheless enjoying a cyclical upturn.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Global Equity Investment Team

May 9, 2002

Global Technology Fund

as of April 30, 2002

Assets Under Management

$4.7 Million

Number of Holdings

45

NASDAQ SYMBOLS

Class A Shares

GGTAX

Class B Shares

GGTBX

Class C Shares

GGTCX

Institutional Shares

GGTIX

Service Shares

GGTSX

PERFORMANCE REVIEW

November 1, 2001– April 30, 2002	Fund Total Return (based on NAV)[1]	MSCI World Index[2]	MSCI World Information Technology Index[3]
Class A	–9.83%	3.47%	–11.42%
Class B	–10.10	3.47	–11.42
Class C	–10.22	3.47	–11.42
Institutional	–9.67	3.47	–11.42
Service	–9.94	3.47	–11.42

[1] The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The MSCI World Index is a free float-adjusted market capitalization index that is designed to measure global developed market equity performance. As of April 2002, the MSCI World Index consisted of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

[3] MSCI World Information Technology Index, quoted at month-end with income reinvested and, in contrast to the Fund, is shown without the deduction of any expenses.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/02	Class A	Class B	Class C	Institutional	Service
One Year	–19.13%	–19.10%	–15.79%	–14.04%	–14.34%
Since Inception (3/30/01)	–19.04	–18.16	–14.86	–13.97	–14.27

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

TOP 10 HOLDINGS AS OF 4/30/02

Holding	% of Total Net Assets	Line of Business
Dell Computer Corp.	5.0%	Technology Hardware and Equipment
Microsoft Corp.	4.9	Software and Services
Texas Instruments, Inc.	4.9	Technology Hardware and Equipment
Cisco Systems, Inc.	3.9	Technology Hardware and Equipment
QUALCOMM, Inc.	3.8	Technology Hardware and Equipment
Intel Corp.	3.5	Technology Hardware and Equipment
Nokia Oyj	3.2	Technology Hardware and Equipment
SAP AG	3.1	Software and Services
Intuit, Inc.	3.1	Software and Services
Sabre Holdings Corp.	2.9	Commercial Services and Supplies

The top 10 holdings may not be representative of the Fund's future investments.

Global Technology Fund

Dear Shareholder,

We would like to take this opportunity to report on the performance of the Goldman Sachs Global Technology Fund for the six-month period that ended April 30, 2002.

Performance Review

Over the six-month period that ended April 30, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated total cumulative returns, without sales charges, of −9.83%, −10.10%, −10.22%, −9.67%, and −9.94%, respectively. These returns compare to the 3.47% and −11.42% cumulative total returns of the MSCI World Index and the MSCI World Information Technology Index, respectively. As these returns indicate, it has been an extremely challenging period in the global technology sector.

Among the Fund's largest contributors to performance were Samsung Electronics Co. Ltd., which continued to benefit from its increased market share in the global handset market, and Integrated Circuit Systems, Inc., a U.S.-based semiconductor company that produces timing devices. In the software sector, Business Objects SA ADR enhanced results, as its portfolio of business intelligence products continued to find favor with enterprises undergoing cost-cutting measures. Symantec Corp.'s broad product portfolio enabled it to benefit from the increased emphasis placed on data security by both corporations and consumers.

The Fund's largest detractors to performance included Sprint PCS Group, a U.S. mobile phone operator that was subsequently eliminated from the portfolio. Sprint underperformed on concerns over the growth prospects for the U.S. wireless sub-sector. This uncertainty led to a widespread sell-off across the sub-sector, including QUALCOMM, Inc. Our underweight positions in large benchmark companies such as Intel Corp.; Motorola, Inc.; and Canon, Inc. also hindered results towards the end of the period. While Intel is one of the Fund's largest holdings, our strategy of providing a diversified exposure to technology led us to underweight the stock versus the MSCI World Information Technology Index. Our overweight position in VeriSign, Inc. also detracted from performance, as the company announced disappointing earnings, highlighting a greater level of cyclicality in the business than we had previously anticipated. Our reduced confidence in management together with revised expectations led us to sell out of the company.

Investment Focus

The Fund seeks long-term growth of capital. The investment management team focuses on equity securities of domestic and foreign companies that offer the potential for long-term capital appreciation, with a primary focus on the technology sector.

Portfolio Positioning

We seek companies that we believe are best positioned to capture an increasing proportion of information technology (IT) spending. Our philosophy is based on the belief that, over time, spending on innovative, productivity-enhancing technology will grow. This has not been the case since the Fund's inception, as technology spending has not been growing, but instead contracting. However, we have not changed our strategy of investing in technology companies that we believe are best positioned over the long term. We remain focused and selective as we move through a period during which the strength of a company's franchise, market position, and proprietary technology has become increasingly important. We believe a key strength of our process is our 21-person research team around the world, which enables us to identify high quality companies with these characteristics.

Portfolio Highlights

■ **Texas Instruments, Inc.** — We believe the company's dominance in digital signal processing positions it to benefit from the migration to the next generation of wireless technology. Furthermore, we feel that it will benefit from the anticipated battle between Nokia and Microsoft in the mobile phone arena over the next few years.

■ **QUALCOMM, Inc.** — QUALCOMM is the innovator of CDMA (Code Division Multiple Access) technology that is used extensively in the wireless industry. Despite recent weakness, we continue to believe in the company's long-term fundamentals. The royalties received from its broad patent portfolio leave it extremely well positioned to become the standard of choice for next generation wireless technology.

■ **Sabre Holdings Corp.** — Sabre is the global leader in the IT infrastructure used by much of the airline industry, and is the market leader in literally every channel of electronic travel distribution. We believe that the company will continue to gain market share, due to its technological leadership and early lead in leveraging the Internet as an emerging travel distribution channel. We also feel that Sabre is well positioned to benefit from consolidation in the industry.

Portfolio Outlook

We continue to believe that the long-term outlook for technology investing remains positive, and that the companies that we own are well positioned to benefit from a recovery in demand. Although leading macroeconomic indicators around the world are encouraging, the potential timing and magnitude of the recovery remains uncertain.

We acknowledge that any recovery in IT spending is likely to lag an upturn in the economic cycle, as corporations will want to gain confidence in the sustainability of their improved earnings before embarking on new expenditure plans. Many firms have drawn down their inventory levels and taken strict measures to align their cost bases with the weaker demand environment. As such, any pick-up in production should quickly feed through to higher margins and improving corporate profitability, in turn bringing increased confidence to IT budgets.

However, we caution that the short-term volatility cannot be ruled out. While we believe we are edging ever closer to an upturn in the economy, visibility of earnings for many companies in the sector remains limited. Consequently, we would expect to see further negative corporate news as we head into the summer. However, given our belief that the economy is showing signs of an imminent turn, we are taking advantage of any weakness to add to our positions in stocks where we have the highest conviction.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Global Technology Investment Team

May 9, 2002

Performance Summary

April 30, 2002 (Unaudited)

The following graph shows the value, as of April 30, 2002, of a $10,000 investment made on March 30, 2001 (commencement of operations) in the Institutional Shares of the Goldman Sachs Global Consumer Growth Fund. For comparative purposes, the performance of the Morgan Stanley Capital International (MSCI) World Index[SM] and the customized Morgan Stanley Capital International (MSCI) World Consumer Staples and Consumer Discretionary Index with dividends reinvested are shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads.

Global Consumer Growth Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested March 30, 2001 to April 30, 2002.



Aggregate Total Return through April 30, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced March 30, 2001)			
Excluding sales charges	−5.80%	−14.13%	7.78%
Including sales charges	−10.96%	−18.86%	1.84%
Class B (commenced March 30, 2001)			
Excluding contingent deferred sales charges	−6.40%	−14.68%	7.46%
Including contingent deferred sales charges	−10.14%	−18.94%	2.46%
Class C (commenced March 30, 2001)			
Excluding contingent deferred sales charges	−6.40%	−14.68%	7.46%
Including contingent deferred sales charges	−6.40%	−15.53%	6.46%
Institutional Class (commenced March 30, 2001)	−5.20%	−13.66%	8.10%
Service Class (commenced March 30, 2001)	−5.70%	−14.12%	7.77%

(a) Not annualized

Statement of Investments

April 30, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 96.4%		
China – 1.1%		
135,000	Denway Motors Ltd. (Automobiles & Components)	$ 40,245
France – 6.6%		
1,534	Castorama Dubois Investissement SA (Retailing)	85,364
4,638	NRJ Group (Media)	91,878
796	Pernod-Ricard SA (Food Beverage & Tobacco)	73,468
		250,710
Italy – 2.9%		
11,000	Mediaset SpA (Media)	92,116
386	Tod's SpA (Consumer Durables & Apparel)	19,117
		111,233
Japan – 11.3%		
2,000	Fuji Photo Film Co. Ltd. (Consumer Durables & Apparel)	63,524
5,000	Isetan Co. Ltd. (Retailing)	48,733
3,000	Kao Corp. (Household & Personal Products)	58,620
1,200	Katokichi Co. Ltd. (Food Beverage & Tobacco)	18,497
3,100	Komeri Co. Ltd. (Retailing)	75,295
1,400	KOSE Corp. (Hotels Restaurants & Leisure)	42,832
2,000	Paris Miki, Inc. (Retailing)	42,427
4,000	Sharp Corp. (Consumer Durables & Apparel)	55,459
1,000	Skylark Co. Ltd. (Hotels Restaurants & Leisure)	20,046
		425,433
Korea – 0.4%		
540	Hyundai Department Store Co. Ltd. (Retailing)	17,050
Netherlands – 6.3%		
382	Gucci Group (Consumer Durables & Apparel)	36,977
1,031	Unilever NV (Food Beverage & Tobacco)	66,378
4,397	VNU NV (Media)	132,635
		235,990
Spain – 1.3%		
2,305	Industria de Diseno Textil SA (Inditex)* (Retailing)	47,509
Sweden – 1.0%		
1,976	Securitas AB Series B (Commercial Services & Supplies)	36,678

Shares	Description	Value
Common Stocks – (continued)		
Switzerland – 5.7%		
1,357	Adecco SA (Commercial Services & Supplies)	$ 85,772
553	Nestle SA Class B (Food Beverage & Tobacco)	130,607
		216,379
United Kingdom – 6.4%		
7,078	British Sky Broadcasting Group PLC* (Media)	79,179
7,837	Compass Group PLC (Hotels Restaurants & Leisure)	48,744
1,135	GlaxoSmithKline PLC (Pharmaceuticals & Biotechnology)	27,444
15,146	Tesco PLC (Food & Drug Retailing)	58,022
16,732	Vodafone Group PLC (Telecommunication Services)	26,992
		240,381
United States – 53.4%		
6,700	AOL Time Warner, Inc.* (Media)	127,434
7,100	Cendant Corp.* (Commercial Services & Supplies)	127,729
1,500	Clear Channel Communications, Inc.* (Media)	70,425
700	Colgate-Palmolive Co. (Household & Personal Products)	37,107
900	Comcast Corp.* (Media)	24,075
12,000	Crown Castle International Corp.* (Telecommunication Services)	87,600
2,600	Entravision Communications Corp.* (Media)	37,700
500	Federal Home Loan Mortgage Corp. (Diversified Financials)	32,675
500	First Data Corp. (Commercial Services & Supplies)	39,745
3,300	Harrah's Entertainment, Inc.* (Hotels Restaurants & Leisure)	162,228
1,900	Intuit, Inc.* (Software & Services)	74,442
2,400	Liberty Media Corp.* (Media)	25,680
1,400	Marriott International, Inc. (Hotels Restaurants & Leisure)	61,516
1,300	McDonald's Corp. (Hotels Restaurants & Leisure)	36,920
400	Microsoft Corp.* (Software & Services)	20,904
2,000	PepsiCo, Inc. (Food Beverage & Tobacco)	103,800
700	Pfizer, Inc. (Pharmaceuticals & Biotechnology)	25,445
1,100	Philip Morris Companies, Inc. (Food Beverage & Tobacco)	59,873
900	QUALCOMM, Inc.* (Technology Hardware & Equipment)	27,144

Shares	Description	Value
Common Stocks – (continued)		
United States – (continued)		
1,200	Sabre Holdings Corp.* (Software & Services)	$ 55,800
1,900	Sprint Corp. (PCS Group)* (Telecommunication Services)	21,299
3,300	Starwood Hotels & Resorts Worldwide, Inc. (Hotels Restaurants & Leisure)	124,740
4,800	The Charles Schwab Corp. (Diversified Financials)	54,672
1,500	The Stanley Works (Consumer Durables & Apparel)	69,720
1,800	TMP Worldwide, Inc.* (Commercial Services & Supplies)	54,306
1,800	Univision Communications, Inc.* (Media)	71,928
1,100	USA Networks, Inc.* (Media)	32,901
3,000	Viacom, Inc. Class B* (Media)	141,300
2,600	Wal-Mart Stores, Inc. (Retailing)	145,236
1,100	Wm. Wrigley Jr. Co. (Food Beverage & Tobacco)	60,500
		2,014,844
TOTAL COMMON STOCKS		
(Cost $3,633,245)		$3,636,452
TOTAL INVESTMENTS		
(Cost $3,633,245)		$3,636,452

* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

	As a % of Total Net Assets
Common Stock Industry Classifications†	
Automobiles & Components	1.1%
Commercial Services & Supplies	9.1
Consumer Durables & Apparel	6.5
Diversified Financials	2.3
Food & Drug Retailing	1.6
Food Beverage & Tobacco	13.6
Hotels Restaurants & Leisure	13.2
Household & Personal Products	2.5
Media	24.6
Pharmaceuticals & Biotechnology	1.4
Retailing	12.2
Software & Services	4.0
Technology Hardware & Equipment	0.7
Telecommunication Services	3.6
TOTAL COMMON STOCK	**96.4%**

† Industry concentrations greater than one tenth of one percent are disclosed.

Performance Summary

April 30, 2002 (Unaudited)

The following graph shows the value, as of April 30, 2002, of a $10,000 investment made on March 30, 2001 (commencement of operations) in the Institutional Shares of the Goldman Sachs Global Financial Services Fund. For comparative purposes, the performance of the Morgan Stanley Capital International (MSCI) World Index[SM] and the Morgan Stanley Capital International (MSCI) World Financials Index with dividends reinvested are shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads.

Global Financial Services Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested March 30, 2001 to April 30, 2002.



Aggregate Total Return through April 30, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced March 30, 2001)			
Excluding sales charges	2.20%	−5.20%	9.65%
Including sales charges	−3.40%	−10.43%	3.65%
Class B (commenced March 30, 2001)			
Excluding contingent deferred sales charges	1.69%	−5.67%	9.35%
Including contingent deferred sales charges	−2.31%	−10.38%	4.34%
Class C (commenced March 30, 2001)			
Excluding contingent deferred sales charges	1.70%	−5.66%	9.35%
Including contingent deferred sales charges	1.70%	−6.60%	8.35%
Institutional Class (commenced March 30, 2001)	3.01%	−4.53%	10.06%
Service Class (commenced March 30, 2001)	2.43%	−5.07%	9.67%

(a) Not annualized.

Statement of Investments

April 30, 2002 (Unaudited)

Shares	Description		Value
	Common Stocks – 96.7%		
	Brazil – 1.1%		
2,100	Unibanco - Uniao de Bancos Brasileiros SA GDR (Banks)	$	51,450
	France – 1.9%		
1,285	BNP Paribas SA (Banks)		67,111
548	CNP Assurances (Insurance)		20,226
			87,337
	Hungary – 1.3%		
3,200	OTP Bank Rt. GDR (Banks)		56,800
	Ireland – 8.5%		
10,121	Allied Irish Banks PLC (Banks)		133,512
10,238	Anglo Irish Bank Corp. PLC (Banks)		55,128
16,872	Bank of Ireland (Banks)		195,982
			384,622
	Italy – 6.0%		
21,500	IntesaBci SpA (Banks)		69,501
43,000	UniCredito Italiano SpA (Banks)		199,405
			268,906
	Japan – 2.7%		
13,000	Mitsui Sumitomo Insurance Co. Ltd. (Insurance)		63,960
4,000	Sumisho Lease Co. Ltd. (Diversified Financials)		58,698
			122,658
	Mexico – 1.0%		
43,100	Grupo Financiero BBVA Bancomer SA de CV Series O* (Banks)		42,815
	Netherlands – 4.3%		
7,370	ING Groep NV (Diversified Financials)		194,444
	South Korea – 1.8%		
2,890	Hana Bank (Banks)		37,891
1,300	Samsung Securities Co. Ltd.* (Diversified Financials)		43,871
			81,762
	Spain – 3.1%		
12,003	Banco Bilbao Vizcaya Argentaria SA (Banks)		139,857
	Sweden – 4.1%		
29,134	Skandia Forsakrings AB (Insurance)		138,167
4,617	Skandinaviska Enskilda Banken AB Series A (Banks)		44,509
			182,676
	Switzerland – 3.1%		
2,546	Converium Holding AG (Insurance)		139,887

Shares	Description		Value
	Common Stocks – (continued)		
	Thailand – 1.0%		
29,100	Bangkok Bank Public Co. Ltd. – Alien Market* (Banks)	$	43,061
	United Kingdom – 11.6%		
12,504	Amvescap PLC (Diversified Financials)		131,318
16,924	Barclays PLC (Banks)		148,156
55,694	Legal & General Group PLC (Insurance)		127,567
4,101	Royal Bank of Scotland Group PLC (Banks)		117,559
			524,600
	United States – 45.2%		
3,300	AMBAC Financial Group, Inc. (Diversified Financials)		207,438
1,000	Bank of America Corp. (Banks)		72,480
2,700	CheckFree Corp.* (Commercial Services & Supplies)		54,972
4,500	Citigroup, Inc. (Diversified Financials)		194,850
2,800	Federal Home Loan Mortgage Corp. (Diversified Financials)		182,980
1,800	First Data Corp. (Commercial Services & Supplies)		143,082
3,900	Intuit, Inc.* (Software & Services)		152,802
3,800	J.P. Morgan Chase & Co. (Diversified Financials)		133,380
6,700	Koram Bank GDR* (Banks)		62,645
1,900	MBNA Corp. (Diversified Financials)		67,355
1,000	Morgan Stanley Dean Witter & Co. (Diversified Financials)		47,720
1,300	State Street Corp. (Diversified Financials)		66,443
1,500	SunGard Data Systems, Inc.* (Software & Services)		44,640
16,100	The Charles Schwab Corp. (Diversified Financials)		183,379
5,400	The Principal Financial Group, Inc.* (Diversified Financials)		150,120
3,300	U.S. Bancorp (Banks)		78,210
700	USA Education, Inc. (Diversified Financials)		67,095
1,400	XL Capital Ltd. (Insurance)		132,090
			2,041,681
	TOTAL COMMON STOCKS (Cost $4,093,215)		$4,362,556

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Shares	Description		Value
Preferred Stocks – 0.8%			
South Korea – 0.8%			
5,170	Daishin Securities Co. (Diversified Financials)	$	37,301
TOTAL PREFERRED STOCKS **(Cost $46,891)**		$	37,301
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL **(Cost $4,140,106)**			$4,399,857
Securities Lending Collateral			
359,745	Boston Global Investment Trust – Enhanced Portfolio	$	359,745
TOTAL SECURITIES LENDING COLLATERAL **(Cost $359,745)**		$	359,745
TOTAL INVESTMENTS **(Cost $4,499,851)**			$4,759,602

*   Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
GDR—Global Depository Receipt

	As a % of Total Net Assets
Common and Preferred Stock Industry Classifications†	
Banks	35.8%
Commercial Services & Supplies	4.4
Diversified Financials	39.1
Insurance	13.8
Software & Services	4.4
TOTAL COMMON AND PREFERRED STOCK	97.5%

†   Industry concentrations greater than one tenth of one percent are disclosed.

Performance Summary

April 30, 2002 (Unaudited)

The following graph shows the value, as of April 30, 2002, of a $10,000 investment made on March 30, 2001 (commencement of operations) in the Institutional Shares of the Goldman Sachs Global Health Sciences Fund. For comparative purposes, the performance of the Morgan Stanley Capital International (MSCI) World Index[SM] and the Morgan Stanley Capital International (MSCI) World Health Care Index with dividends reinvested are shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads.

Global Health Sciences Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested March 30, 2001 to April 30, 2002.



Aggregate Total Return through April 30, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced March 30, 2001)			
Excluding sales charges	–13.40%	–16.41%	–11.81%
Including sales charges	–18.15%	–20.99%	–16.65%
Class B (commenced March 30, 2001)			
Excluding contingent deferred sales charges	–13.80%	–16.88%	–12.04%
Including contingent deferred sales charges	–17.25%	–21.03%	–16.44%
Class C (commenced March 30, 2001)			
Excluding contingent deferred sales charges	–13.80%	–16.80%	–11.95%
Including contingent deferred sales charges	–13.80%	–17.63%	–12.83%
Institutional Class (commenced March 30, 2001)	–12.70%	–15.81%	–11.46%
Service Class (commenced March 30, 2001)	–13.20%	–16.30%	–11.70%

(a) Not annualized.

Statement of Investments

April 30, 2002 (Unaudited)

Shares	Description		Value
	Common Stocks – 96.9%		
	Belgium – 1.3%		
1,999	Omega Pharma SA (Health Care Equipment & Services)	$	89,640
	Canada – 1.7%		
3,000	Biovail Corp.* (Pharmaceuticals & Biotechnology)		113,310
	India – 0.5%		
1,700	Dr. Reddy's Laboratories Ltd. ADR* (Pharmaceuticals & Biotechnology)		37,179
	Israel – 1.5%		
1,300	Taro Pharmaceutical Industries Ltd.* (Pharmaceuticals & Biotechnology)		28,530
1,300	Teva Pharmaceutical Industries Ltd. ADR (Pharmaceuticals & Biotechnology)		72,813
			101,343
	Japan – 3.7%		
3,000	Chugai Pharmaceutical Co. Ltd. (Pharmaceuticals & Biotechnology)		35,825
2,000	Kyroin Pharmaceuticals Co. Ltd. (Pharmaceuticals & Biotechnology)		45,230
4,000	Takeda Chemical Industries Ltd. (Pharmaceuticals & Biotechnology)		175,003
			256,058
	Netherlands – 0.5%		
2,886	QIAGEN NV* (Pharmaceuticals & Biotechnology)		37,239
	Switzerland – 12.0%		
4,600	Alcon, Inc.* (Health Care Equipment & Services)		159,390
9,019	Novartis AG (Pharmaceuticals & Biotechnology)		377,912
1,950	Roche Holding AG (Pharmaceuticals & Biotechnology)		147,604
1,076	Straumann Holding AG (Health Care Equipment & Services)		86,092
77	Synthes-Stratec, Inc. (Health Care Equipment & Services)		47,673
			818,671
	United Kingdom – 8.0%		
3,515	AstraZeneca PLC (Pharmaceuticals & Biotechnology)		164,607
14,252	GlaxoSmithKline PLC (Pharmaceuticals & Biotechnology)		344,607
4,659	Shire Pharmaceuticals Group PLC* (Pharmaceuticals & Biotechnology)		34,542
			543,756
	United States – 67.7%		
2,600	Abbott Laboratories (Pharmaceuticals & Biotechnology)		140,270

Shares	Description		Value
	Common Stocks – (continued)		
	United States – (continued)		
1,900	Abgenix, Inc.* (Pharmaceuticals & Biotechnology)	$	26,809
2,400	Alkermes, Inc.* (Pharmaceuticals & Biotechnology)		48,336
2,400	Allergan, Inc. (Pharmaceuticals & Biotechnology)		158,184
3,900	Amgen, Inc.* (Pharmaceuticals & Biotechnology)		206,232
2,500	Baxter International, Inc. (Health Care Equipment & Services)		142,250
748	Biogen, Inc.* (Pharmaceuticals & Biotechnology)		32,516
4,300	Bristol-Myers Squibb Co. (Pharmaceuticals & Biotechnology)		123,840
1,300	Cambrex Corp. (Health Care Equipment & Services)		53,417
2,500	Celgene Corp.* (Pharmaceuticals & Biotechnology)		49,450
2,300	Cephalon, Inc.* (Pharmaceuticals & Biotechnology)		134,872
2,550	CV Therapeutics, Inc.* (Pharmaceuticals & Biotechnology)		73,797
4,600	Eli Lilly & Co. (Pharmaceuticals & Biotechnology)		303,830
1,900	Forest Laboratories, Inc.* (Pharmaceuticals & Biotechnology)		146,566
2,000	Genentech, Inc.* (Pharmaceuticals & Biotechnology)		71,000
1,700	Genzyme Corp.* (Pharmaceuticals & Biotechnology)		69,598
2,600	Gilead Sciences, Inc.* (Pharmaceuticals & Biotechnology)		80,912
2,000	Guidant Corp.* (Health Care Equipment & Services)		75,200
3,700	HCA, Inc. (Health Care Equipment & Services)		176,823
800	ICOS Corp.* (Pharmaceuticals & Biotechnology)		20,608
2,000	IDEC Pharmaceuticals Corp.* (Pharmaceuticals & Biotechnology)		109,900
1,500	Immunex Corp.* (Pharmaceuticals & Biotechnology)		40,710
1,200	Invitrogen Corp.* (Health Care Equipment & Services)		41,616
4,900	Johnson & Johnson (Pharmaceuticals & Biotechnology)		312,914
4,433	King Pharmaceuticals, Inc.* (Pharmaceuticals & Biotechnology)		138,930
2,960	MedImmune, Inc.* (Pharmaceuticals & Biotechnology)		98,864
2,800	Medtronic, Inc. (Health Care Equipment & Services)		125,132
2,200	Merck & Co., Inc. (Pharmaceuticals & Biotechnology)		119,548

Shares	Description		Value
Common Stocks – (continued)			
United States – (continued)			
2,100	Millipore Corp. (Technology Hardware & Equipment)	$	83,895
2,300	NPS Pharmaceuticals, Inc.* (Pharmaceuticals & Biotechnology)		68,563
1,300	OSI Pharmaceuticals, Inc.* (Pharmaceuticals & Biotechnology)		41,561
10,100	Pfizer, Inc. (Pharmaceuticals & Biotechnology)		367,135
4,500	Pharmacia Corp. (Pharmaceuticals & Biotechnology)		185,535
2,900	Tenet Healthcare Corp.* (Health Care Equipment & Services)		212,773
1,500	UnitedHealth Group, Inc. (Health Care Equipment & Services)		131,715
900	Waters Corp.* (Technology Hardware & Equipment)		24,255
1,200	Wellpoint Health Networks, Inc.* (Health Care Equipment & Services)		90,096
5,200	Wyeth (Pharmaceuticals & Biotechnology)		296,400
			4,624,052
TOTAL COMMON STOCKS **(Cost $6,960,298)**			$6,621,248

Principal Amount	Interest Rate	Maturity Date	Value
Short-Term Obligation – 3.1%			
State Street Bank & Trust Euro – Time Deposit			
$210,000	1.81%	05/01/2002	$ 210,000
TOTAL SHORT-TERM OBLIGATION **(Cost $210,000)**			$ 210,000
TOTAL INVESTMENTS **(Cost $7,170,298)**			$6,831,248

*   Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Common Stock Industry Classifications†	As a % of Total Net Assets
Health Care Equipment & Services	20.9%
Pharmaceuticals & Biotechnology	74.4
Technology Hardware & Equipment	1.6
TOTAL COMMON STOCK	**96.9%**

†   Industry concentrations greater than one tenth of one percent are disclosed.

Performance Summary

April 30, 2002 (Unaudited)

The following graph shows the value, as of April 30, 2002, of a $10,000 investment made on March 30, 2001 (commencement of operations) in the Institutional Shares of the Goldman Sachs Global Infrastructure and Resources Fund. For comparative purposes, the performance of the Morgan Stanley Capital International (MSCI) World Index[SM] and a customized blended index comprised of the Morgan Stanley Capital International (MSCI) World Energy, Materials, Industrials, Utilities & Telecommunication Services Indices with dividends reinvested are shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads.

Global Infrastructure and Resources Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested March 30, 2001 to April 30, 2002.



Aggregate Total Return through April 30, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced March 30, 2001)			
Excluding sales charges	−7.00%	−13.41%	9.80%
Including sales charges	−12.10%	−18.21%	3.79%
Class B (commenced March 30, 2001)			
Excluding contingent deferred sales charges	−7.50%	−13.79%	9.60%
Including contingent deferred sales charges	−11.20%	−18.10%	4.60%
Class C (commenced March 30, 2001)			
Excluding contingent deferred sales charges	−7.50%	−13.79%	9.47%
Including contingent deferred sales charges	−7.50%	−14.66%	8.47%
Institutional Class (commenced March 30, 2001)	−6.30%	−12.76%	10.11%
Service Class (commenced March 30, 2001)	−6.80%	−13.22%	9.91%

(a) Not annualized.

Statement of Investments

April 30, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 97.2%		
France – 11.4%		
7,748	European Aeronautic Defence & Space Co. (Capital Goods)	$ 115,953
969	Lafarge SA (Materials)	91,878
1,365	Schneider Electric SA (Capital Goods)	65,819
1,052	TotalFinaElf SA Class B (Energy)	159,331
		432,981
Ireland – 1.2%		
18,464	Kingspan Group PLC (Capital Goods)	46,553
Italy – 6.5%		
7,000	ENI SpA (Energy)	107,469
20,000	Snam Rete Gas SpA (Utilities)	56,728
10,500	Telecom Italia SpA (Telecommunication Services)	83,485
		247,682
Japan – 9.6%		
11,000	Minebea Co. Ltd. (Capital Goods)	71,932
20,000	Mitsui Mining & Smelting Co. Ltd. (Materials)	74,112
9,000	NGK Insulators Ltd. (Capital Goods)	65,649
2,000	Shin-Etsu Chemical Co. Ltd. (Materials)	82,363
3,800	The Tokyo Electric Power Co. (Utilities)	69,223
		363,279
Mexico – 1.5%		
1,500	Telefonos de Mexico SA de CV (Telmex) ADR (Telecommunication Services)	56,760
Netherlands – 3.1%		
2,186	Royal Dutch Petroleum Co. (Energy)	115,741
South Africa – 2.7%		
1,600	Impala Platinum Holdings Ltd. (Materials)	104,168
Spain – 2.4%		
8,382	Telefonica SA (Telecommunication Services)	89,665
Switzerland – 4.0%		
1,228	Adecco SA (Commercial Services & Supplies)	77,618
1,220	Syngenta AG (Materials)	75,232
		152,850
United Kingdom – 12.1%		
10,183	BP PLC (Energy)	86,845
11,552	easyJet PLC* (Transportation)	80,768
20,048	International Power PLC* (Utilities)	61,032
7,125	Smiths Group PLC (Capital Goods)	84,168
91,741	Vodafone Group PLC (Telecommunication Services)	147,995
		460,808

Shares	Description	Value
Common Stocks – (continued)		
United States – 42.7%		
2,900	Alcoa, Inc. (Materials)	$ 98,687
1,300	American Standard Companies, Inc.* (Materials)	97,110
8,800	AT&T Wireless Services, Inc.* (Telecommunication Services)	78,760
5,600	AT&T Corp. (Telecommunication Services)	73,472
1,000	Deere & Co. (Capital Goods)	44,760
3,700	Energy East Corp. (Utilities)	81,363
1,800	Exelon Corp. (Utilities)	97,740
3,900	Exxon Mobil Corp. (Energy)	156,663
1,200	First Data Corp. (Commercial Services & Supplies)	95,388
800	General Dynamics Corp. (Capital Goods)	77,672
2,800	General Electric Co. (Capital Goods)	88,340
2,200	International Paper Co. (Materials)	91,146
1,800	KeySpan Corp. (Utilities)	63,540
3,600	Pall Corp. (Capital Goods)	74,880
1,600	Parker-Hannifin Corp. (Capital Goods)	79,920
2,400	PPL Corp. (Utilities)	91,464
3,000	SBC Communications, Inc. (Telecommunication Services)	93,180
4,800	Sprint Corp. (PCS Group)* (Telecommunication Services)	53,808
1,200	United Technologies Corp. (Capital Goods)	84,204
		1,622,097
TOTAL COMMON STOCKS (Cost $3,663,501)		$3,692,584
Preferred Stock – 2.2%		
Germany – 2.2%		
188	Porsche AG (Automobiles & Components)	$ 83,882
TOTAL PREFERRED STOCK (Cost $66,704)		$ 83,882
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $3,730,205)		$3,776,466

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Shares	Description	Value
Securities Lending Collateral		
84,389	Boston Global Investment Trust – Enhanced Portfolio	$ 84,389
TOTAL SECURITIES LENDING COLLATERAL (Cost $84,389)		$ 84,389
TOTAL INVESTMENTS (Cost $84,389)		$3,860,855

*   Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Common and Preferred Stock Industry Classifications†	As a % of Total Net Assets
Capital Goods	23.7%
Commercial Services & Supplies	4.6
Energy	16.5
Materials	18.8
Telecommunication Services	17.8
Transportation	2.1
Utilities	13.7
TOTAL COMMON AND PREFERRED STOCK	**97.2%**

†   Industry concentrations greater than one tenth of one percent are disclosed.

Performance Summary

April 30, 2002 (Unaudited)

The following graph shows the value, as of April 30, 2002, of a $10,000 investment made on March 30, 2001 (commencement of operations) in the Institutional Shares of the Goldman Sachs Global Technology Fund. For comparative purposes, the performance of the Morgan Stanley Capital International (MSCI) World Index^{SM} and the Morgan Stanley Capital International (MSCI) World Information Technology Index with dividends reinvested are shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads.

Global Technology Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested March 30, 2001 to April 30, 2002.



Aggregate Total Return through April 30, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced March 30, 2001)			
Excluding sales charges	–26.06%	–42.10%	–9.83%
Including sales charges	–30.11%	–45.27%	–14.82%
Class B (commenced March 30, 2001)			
Excluding contingent deferred sales charges	–26.46%	–42.37%	–10.10%
Including contingent deferred sales charges	–29.40%	–45.25%	–14.59%
Class C (commenced March 30, 2001)			
Excluding contingent deferred sales charges	–26.56%	–42.45%	–10.22%
Including contingent deferred sales charges	–26.56%	–43.02%	–11.12%
Institutional Class (commenced March 30, 2001)	–25.66%	–41.79%	–9.67%
Service Class (commenced March 30, 2001)	–26.06%	–42.10%	–9.94%

(a) Not annualized.

Statement of Investments

April 30, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – 95.5%			
Finland – 3.2%			
9,253	Nokia Oyj (Technology Hardware & Equipment)	$	149,640
France – 1.5%			
2,100	Business Objects SA ADR* (Software & Services)		70,707
Germany – 3.1%			
1,117	SAP AG (Software & Services)		145,449
Israel – 1.6%			
4,132	Check Point Software Technologies Ltd.* (Software & Services)		74,996
Japan – 3.7%			
4,000	Nippon Ceramic Co. Ltd. (Technology Hardware & Equipment)		44,373
7,000	Ricoh Co. Ltd. (Technology Hardware & Equipment)		130,513
			174,886
Netherlands – 2.7%			
5,532	ASM Lithography Holding NV* (Technology Hardware & Equipment)		125,528
South Korea – 2.1%			
330	Samsung Electronics Co. Ltd. (Technology Hardware & Equipment)		97,797
Switzerland – 1.1%			
1,036	SEZ Holding AG (Technology Hardware & Equipment)		51,747
Taiwan – 2.8%			
21,000	Compal Electronics, Inc. (Technology Hardware & Equipment)		28,226
21,000	Taiwan Semiconductor Manufacturing Co. Ltd. (Technology Hardware & Equipment)		53,000
33,800	United Microelectronics Corp. (Technology Hardware & Equipment)		51,670
			132,896
United Kingdom – 3.3%			
24,093	ARM Holdings PLC* (Technology Hardware & Equipment)		77,558
48,407	Vodafone Group PLC (Telecommunication Services)		78,089
			155,647
United States – 70.4%			
3,000	Accenture Ltd.* (Software & Services)		64,320
1,000	Activision, Inc.* (Software & Services)		31,480
4,800	Applied Materials, Inc.* (Technology Hardware & Equipment)		116,736

Shares	Description		Value
Common Stocks – (continued)			
United States – (continued)			
4,000	Avocent Corp.* (Technology Hardware & Equipment)	$	100,000
1,600	Brocade Communications Systems, Inc.* (Technology Hardware & Equipment)		40,944
3,900	CheckFree Corp.* (Commercial Services & Supplies)		79,404
12,600	Cisco Systems, Inc.* (Technology Hardware & Equipment)		184,590
4,400	Crown Castle International Corp.* (Telecommunication Services)		32,120
8,900	Dell Computer Corp.* (Technology Hardware & Equipment)		234,426
1,850	Electronic Arts, Inc.* (Software & Services)		109,243
1,500	Electronic Data Systems Corp. (Software & Services)		81,390
12,600	EMC Corp.* (Technology Hardware & Equipment)		115,164
1,500	First Data Corp. (Commercial Services & Supplies)		119,235
5,500	Integrated Circuit Systems, Inc.* (Technology Hardware & Equipment)		109,450
5,700	Intel Corp. (Technology Hardware & Equipment)		163,077
600	International Business Machines Corp. (Technology Hardware & Equipment)		50,256
4,100	Intersil Corp.* (Technology Hardware & Equipment)		110,085
7,800	Interwoven, Inc.* (Software & Services)		32,916
3,700	Intuit, Inc.* (Software & Services)		144,966
4,400	Microsoft Corp.* (Software & Services)		229,944
6,500	Oracle Corp.* (Software & Services)		65,260
4,400	PMC-Sierra, Inc.* (Technology Hardware & Equipment)		68,464
5,900	QUALCOMM, Inc.* (Technology Hardware & Equipment)		177,944
2,900	Sabre Holdings Corp.* (Commercial Services & Supplies)		134,850
3,300	Siebel Systems, Inc.* (Software & Services)		79,827
6,300	Sun Microsystems, Inc.* (Technology Hardware & Equipment)		51,534
3,400	Symantec Corp.* (Software & Services)		120,394
7,400	Texas Instruments, Inc. (Technology Hardware & Equipment)		228,882

Shares	Description	Value
Common Stocks – (continued)		
United States – (continued)		
3,000	VERITAS Software Corp.* (Software & Services)	$ 85,020
7,700	Witness Systems, Inc.* (Software & Services)	60,591
2,000	Xilinx, Inc.* (Technology Hardware & Equipment)	75,520
		3,298,032
TOTAL COMMON STOCKS		
(Cost $4,333,361)		$4,477,325

Principal Amount	Interest Rate	Maturity Date	Value
Short-Term Obligation – 3.3%			
State Street Bank & Trust Euro – Time Deposit			
$156,000	1.81%	05/01/2002	$ 156,000
TOTAL SHORT-TERM OBLIGATION			
(Cost $156,000)			$ 156,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL			
(Cost $4,489,361)			$4,633,325

Shares	Description	Value
Securities Lending Collateral		
44,270	Boston Global Investment Trust – Enhanced Portfolio	$ 44,270
TOTAL SECURITIES LENDING COLLATERAL		
(Cost $44,270)		$ 44,270
TOTAL INVESTMENTS		
(Cost $44,270)		$4,677,595

*   Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

	As a % of Total Net Assets
Common Stock Industry Classifications†	
Commercial Services & Supplies	7.1%
Software & Services	29.7
Technology Hardware & Equipment	56.3
Telecommunication Services	2.4
TOTAL COMMON STOCK	95.5%

†   Industry concentrations greater than one tenth of one percent are disclosed.

Statements of Assets and Liabilities

April 30, 2002 (Unaudited)

	Global Consumer Growth Fund
Assets:	
Investment in securities, at value (identified cost $3,633,245, $4,140,106, $7,170,298, $3,730,205, and $4,489,361, respectively)	$3,636,452
Securities lending collateral, at value	—
Cash, at value	155,175
Receivables:	
Investment securities sold, at value	—
Dividends and interest, at value	7,421
Receivable for securities lending income	80
Fund shares sold	16,332
Forward foreign currency exchange contracts, at value	924
Variation margin	—
Reimbursement from adviser	34,873
Other assets, at value	15
Total assets	3,851,272
Liabilities:	
Due to bank	—
Payables:	
Payable upon return of securities loaned	—
Investment securities purchased, at value	1,886
Fund shares repurchased	—
Amounts owed to affiliates	3,926
Forward foreign currency exchange contracts, at value	32,991
Accrued expenses and other liabilities, at value	40,126
Total liabilities	78,929
Net Assets:	
Paid-in capital	3,939,307
Accumulated undistributed net investment income (loss)	2,096
Accumulated net realized loss on investment, futures and foreign currency related transactions	(140,933)
Net unrealized gain (loss) on investments and translation of assets and liabilities denominated in foreign currencies	(28,127)
NET ASSETS	$3,772,343
Net asset value, offering and redemption price per share:[a]	
Class A	$9.42
Class B	$9.36
Class C	$9.36
Institutional	$9.48
Service	$9.43
Shares Outstanding:	
Total shares outstanding:	
Class A	23,985
Class B	9,590
Class C	7,693
Institutional	356,988
Service	150
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	398,406

(a) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A shares of the Global Consumer Growth, Global Financial Services, Global Health Sciences, Global Infrastructure and Resources and Global Technology Funds is $9.97, $10.79, $9.16, $9.84 and $7.81, respectively. At redemption, Class B and Class C shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

	Global Financial Services Fund	Global Health Sciences Fund	Global Infrastructure and Resources Fund	Global Technology Fund
	$4,399,857	$6,831,248	$3,776,466	$4,633,325
	359,745	—	84,389	44,270
	—	36,209	38,350	14,806
	193,765	—	39,752	69,659
	9,471	5,487	7,636	651
	891	—	316	124
	25,095	35,969	1,440	472
	1,750	986	1,113	7,601
	46,143	—	64,037	—
	36,086	35,672	34,722	36,729
	17	25	14	62
	5,072,820	6,945,596	4,048,235	4,807,699
	19,545	—	—	—
	359,745	—	84,389	44,270
	94,199	—	58,991	—
	—	9,326	10,885	11,182
	4,970	9,485	4,191	6,166
	35,440	51,008	44,776	17,654
	46,485	42,468	45,107	41,803
	560,384	112,287	248,339	121,075
	4,414,868	7,808,738	3,971,287	5,434,348
	2,459	(22,106)	943	(63,740)
	(132,225)	(565,064)	(175,441)	(818,142)
	227,334	(388,259)	3,107	134,158
	$4,512,436	$6,833,309	$3,799,896	$4,686,624
	$10.20	$8.66	$9.30	$7.38
	$10.16	$8.62	$9.25	$7.34
	$10.17	$8.62	$9.25	$7.33
	$10.25	$8.73	$9.37	$7.42
	$10.23	$8.68	$9.32	$7.38
	45,397	208,843	24,218	50,953
	22,185	158,668	12,556	91,272
	17,182	47,881	22,268	72,219
	355,742	371,563	347,151	419,316
	150	150	150	150
	440,656	787,105	406,343	633,910

Statements of Operations

For the Six Months Ended April 30, 2002 (Unaudited)

	Global Consumer Growth Fund
Investment income:	
Dividends[a]	$ 22,186
Interest[b]	806
Total income	22,992
Expenses:	
Management fees	20,443
Custodian fees	46,863
Registration fees	44,177
Professional fees	17,763
Printing fees	14,684
Trustee fees	4,681
Distribution and Service fees[c]	1,080
Transfer Agent fees[c]	970
Other	4,082
Total expenses	154,743
Less — expense reductions	(130,128)
Net expenses	24,615
NET INVESTMENT INCOME (LOSS)	(1,623)
Realized and unrealized gain (loss) on investment, futures and foreign currency transactions:	
Net realized gain (loss) from:	
Investment transactions	(73,113)
Futures transactions	—
Foreign currency related transactions	25,884
Net unrealized gain (loss) on:	
Investments	351,002
Translation of assets and liabilities denominated in foreign currencies	(27,705)
Net realized and unrealized gain (loss) on investments, futures and foreign currency transactions	276,068
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$ 274,445

(a) For the Global Consumer Growth, Global Financial Services, Global Health Sciences, Global Infrastructure and Resources and Global Technology Funds, taxes withheld on dividends were $2,158, $2,781, $1,751, $1,131 and $705, respectively.

(b) For the Global Consumer Growth, Global Financial Services, Global Infrastructures and Resources and Global Technology Funds, securities lending income was $80, $891, $316 and $124, respectively.

(c) Class specific Distribution and Service and Transfer Agent fees were as follows:

	Distribution and Service Fees			Transfer Agent Fees			
Fund	Class A	Class B	Class C	Class A	Class B	Class C	Institutional
Global Consumer Growth Fund	$ 434	$ 386	$ 260	$ 165	$ 73	$ 50	$ 682
Global Financial Services Fund	884	926	430	336	176	82	735
Global Health Sciences Fund	3,502	6,773	1,914	1,331	1,287	363	729
Global Infrastructure and Resources Fund	506	625	539	192	119	102	655
Global Technology Fund	818	2,781	2,641	311	528	502	1,923

Global Financial Services Fund	Global Health Sciences Fund	Global Infrastructure and Resources Fund	Global Technology Fund
$ 31,066	$ 29,093	$ 26,703	$ 5,908
2,649	2,052	2,051	3,508
33,715	31,145	28,754	9,416
23,665	37,315	20,405	60,660
55,594	46,584	48,018	51,195
43,833	45,125	43,725	45,227
17,763	17,763	17,763	17,763
14,684	14,684	14,684	14,684
4,681	4,681	4,681	4,681
2,240	12,189	1,670	6,240
1,329	3,710	1,068	3,264
4,082	4,082	4,082	4,081
167,871	186,133	156,096	207,795
(138,180)	(129,048)	(130,835)	(131,342)
29,691	57,085	25,261	76,453
4,024	(25,940)	3,493	(67,037)
(15,755)	(443,092)	(13,414)	(795,847)
11,142	—	1,037	—
26,718	23,798	25,705	96,157
412,358	(402,503)	363,923	839,812
(34,094)	(45,310)	(43,696)	(3,013)
400,369	(867,107)	333,555	137,109
$ 404,393	$(893,047)	$ 337,048	$ 70,072

Statements of Changes in Net Assets

For the Six Months Ended April 30, 2002 (Unaudited)

	Global Consumer Growth Fund
From operations:	
Net investment income (loss)	$ (1,623)
Net realized gain (loss) on investments, futures and foreign currency related transactions	(47,229)
Net unrealized gain (loss) on investments and translation of assets and liabilities denominated in foreign currencies	323,297
Net increase (decrease) in net assets resulting from operations	274,445
Distributions to shareholders:	
From net investment	
Class A Shares	—
Class B Shares	—
Class C Shares	—
Institutional Shares	—
Service Shares	—
From net realized gains on investment, futures and foreign currency transactions	
Class A Shares	—
Class B Shares	—
Class C Shares	—
Institutional Shares	—
Service Shares	—
Total distributions to shareholders	—
From share transactions:	
Proceeds from sales of shares	702,862
Reinvestment of dividends and distributions	—
Cost of shares repurchased	(462,927)
Net increase (decrease) in net assets resulting from share transactions	239,935
TOTAL INCREASE (DECREASE)	514,380
Net assets:	
Beginning of period	3,257,963
End of period	$3,772,343
Accumulated undistributed net investment income (loss)	$ 2,096

	Global Financial Services Fund	Global Health Sciences Fund	Global Infrastructure and Resources Fund	Global Technology Fund
	$ 4,024	$ (25,940)	$ 3,493	$ (67,037)
	22,105	(419,294)	13,328	(699,690)
	378,264	(447,813)	320,227	836,799
	404,393	(893,047)	337,048	70,072
	(568)	—	—	—
	(141)	—	—	—
	—	—	—	—
	(13,804)	—	—	—
	(2)	—	—	—
	—	—	—	(490)
	—	—	—	(639)
	—	—	—	(800)
	—	—	—	(27,953)
	—	—	—	(3)
	(14,515)	—	—	(29,885)
	1,031,116	2,963,482	1,032,505	2,582,929
	14,449	—	—	29,161
	(697,975)	(871,790)	(645,265)	(11,211,545)
	347,590	2,091,692	387,240	(8,599,455)
	737,468	1,198,645	724,288	(8,559,268)
	3,774,968	5,634,664	3,075,608	13,245,892
	$4,512,436	$6,833,309	$3,799,896	$ 4,686,624
	$ 2,459	$ (22,106)	$ 943	$ (63,740)

Statements of Changes in Net Assets

For the Period Ended October 31, 2001

	Global Consumer Growth Fund[a]
From operations:	
Net investment income (loss)	$ (5,403)
Net realized loss on investments, futures and foreign currency related transactions	(118,655)
Net unrealized gain (loss) on investments and translation of assets and liabilities denominated in foreign currencies	(351,424)
Net decrease in net assets resulting from operations	(475,482)
From share transactions:	
Proceeds from sales of shares	3,920,559
Cost of shares repurchased	(187,114)
Net increase in net assets resulting from share transactions	3,733,445
TOTAL INCREASE	3,257,963
Net assets:	
Beginning of period	—
End of period	$3,257,963
Accumulated undistributed net investment income (loss)	$ 3,719

(a) Commencement date of operations was March 30, 2001 for all share classes.

Global Financial Services Fund[a]	Global Health Sciences Fund[a]	Global Infrastructure and Resources Fund[a]	Global Technology Fund[a]
$ 16,760	$ (11,253)	$ 16,824	$ (25,490)
(166,664)	(178,942)	(232,994)	(68,153)
(150,930)	59,554	(317,120)	(702,641)
(300,834)	(130,641)	(533,290)	(796,284)
4,175,636	5,810,393	3,650,382	14,675,784
(99,834)	(45,088)	(41,484)	(633,608)
4,075,802	5,765,305	3,608,898	14,042,176
3,774,968	5,634,664	3,075,608	13,245,892
—	—	—	—
$3,774,968	$5,634,664	$3,075,608	$13,245,892
$ 12,950	$ 3,834	$ (2,550)	$ 3,297

Notes to Financial Statements

April 30, 2002 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs Global Consumer Growth Fund, the Goldman Sachs Global Financial Services Fund, the Goldman Sachs Global Health Sciences Fund, the Goldman Sachs Global Infrastructure and Resources Fund and the Goldman Sachs Global Technology Fund, collectively the ''Funds'' or individually a ''Fund''. Each Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ systems are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. In addition, the impact of events that occur after the publication of market quotations used by a Fund to price its securities but before the close of regular trading on the New York Stock Exchange will not be reflected in a Fund's next determined NAV unless the Trust, in its discretion, determines to make an adjustment in light of the nature and significance of the event, consistent with applicable regulatory guidance. Securities for which quotations are not readily available are valued at fair value using methods approved by the Trust's Board of Trustees.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign taxes and reclaims, where applicable. Dividends for which the Funds have the choice to receive either cash or stock are recognized as investment income in an amount equal to the cash dividend. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned.

Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Funds based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Income and capital gain distributions, if any, are declared and paid annually for all Funds.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of each Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Funds, at their most recent tax year-ends of October 31, 2001, had approximately the following amounts of capital loss carryforward for U.S. federal tax purposes. These amounts are available to be carried forward to offset future capital gains to the extent permitted by applicable laws or regulations.

Fund	Amount	Year of Expiration
Global Consumer Growth	$ 93,000	2009
Global Financial Services	135,000	2009
Global Health Sciences	116,000	2009
Global Infrastructure and Resources	189,000	2009

At April 30, 2002, the Funds' aggregate unrealized gains and losses based on cost for federal income tax purposes were as follows:

Fund	Tax Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain (Loss)
Global Consumer Growth	$ 3,633,520	$ 349,864	$ 346,932	$ 2,932
Global Financial Services	4,158,959	392,102	151,204	240,898
Global Health Sciences	7,199,757	318,920	687,429	(368,509)
Global Infrastructure and Resources	3,730,205	290,923	244,662	46,261
Global Technology	4,607,773	445,367	419,815	25,552

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C shareholders of the Funds bear all expenses and fees relating to their respective Distribution and Service plans. Shareholders of Service Shares bear all expenses and fees paid to service organizations. Each class of shares of the Funds separately bears its respective class-specific transfer agency fees.

E. Foreign Currency Translations — The books and records of the Funds are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends, interest and foreign withholding taxes recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)


2. SIGNIFICANT ACCOUNTING POLICIES (continued)


F. Segregation Transactions — The Funds may enter into certain derivative transactions. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.


3. AGREEMENTS


G. Pursuant to Investment Management Agreements (the ''Agreements''), Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), and Goldman Sachs Asset Management International (''GSAMI''), an affiliate of Goldman Sachs, serve as the investment advisers to the Funds. Under the Agreements, GSAM and GSAMI, subject to the general supervision of the Trust's Board of Trustees, manage the Funds' portfolios. As compensation for the services rendered pursuant to the Agreements, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, GSAM and GSAMI are entitled to a management fee, computed daily and payable monthly, at an annual rate equal to 1.10% of the average daily net assets of each Fund.

Each adviser has voluntarily agreed to limit certain ''Other Expenses'' for the Funds (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs and extraordinary expenses), to the extent such expenses exceed, on an annual basis, .11% of the average daily net assets of the Funds.

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or authorized dealers are entitled to a monthly fee from each Fund for distribution and shareholder maintenance services equal, on an annual basis, to .50%, 1.00% and 1.00% of the Funds' average daily net assets attributable to Class A, Class B and Class C Shares, respectively.

Goldman Sachs serves as the Distributor of shares of the Funds pursuant to Distribution Agreements. Goldman Sachs may receive a portion of the Class A front end sales load and Class B and Class C contingent deferred sales charges and has advised the Funds that it retained approximately $1,000, $1,000, $6,000, $1,000, and $2,000 during the six months ended April 30, 2002 for the Global Consumer Growth, Global Financial Services, Global Health Sciences, Global Infrastructure & Resources, and Technology Funds, respectively.

Goldman Sachs also serves as the Transfer Agent of the Funds for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: .19% of the average daily net assets for Class A, Class B and Class C Shares and .04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. The Service Plan and Shareholder Administration Plan allow for Service Shares to compensate service organizations for providing varying levels of personal and account maintenance service and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to .25% and .25%, respectively, (on an annualized basis) of the average daily net asset value of the Service Shares.

For the six months ended April 30, 2002, the Funds' advisers have voluntarily agreed to reimburse other expenses for the Global Consumer Growth, Global Financial Services, Global Health Sciences, Global Infrastructure and Resources and Global Technology Funds. The expense reductions were as follows (in thousands): $130, $138, $129, $131 and $131, respectively.

3. AGREEMENTS (continued)

At April 30, 2002, the amounts owed to affiliates were as follows:

Fund	Management Fees	Distribution and Service	Transfer Agent Fees	Total
Global Consumer Growth	$3,527	$ 224	$175	$3,926
Global Financial Services	4,217	497	256	4,970
Global Health Sciences	6,502	2,289	694	9,485
Global Infrastructure and Resources	3,635	356	200	4,191
Global Technology	4,608	1,186	372	6,166

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments), for the six months ended April 30, 2002, were as follows:

Fund	Purchases	Sales and Maturities
Global Consumer Growth	$ 1,260,167	$ 1,084,373
Global Financial Services	2,742,806	2,242,799
Global Health Sciences	4,644,834	2,575,943
Global Infrastructure and Resources	3,184,786	2,767,983
Global Technology	7,497,291	15,615,217

For the six months ended April 30, 2002, Goldman Sachs earned approximately $294, $13 and $164 of brokerage commissions from portfolio transactions and futures executed on behalf of the Global Financial Services, Global Health Sciences and Global Infrastructure and Resources Funds, respectively.

Pursuant to exemptive relief granted by the SEC and the terms and conditions contained therein, the Funds may lend their securities through their securities lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. The loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit to the extent not covered by collateral, the Funds bear the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Funds and BGA receive compensation relating to the lending of the Fund's securities. The amount earned by the Funds for the six months ended April 30, 2002, is reported parenthetically on the Statement of Operations. The table below details the following items as of April 30, 2002: 1) market value of the securities on loan by Funds, 2) the amount of cash collateral received for loan transactions and 3) BGA earnings as securities lending agent. The Funds invest the cash collateral received in connection with securities lending transactions in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware Business Trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940 and is managed by GSAM. The Enhanced Portfolio invests in high quality money market instruments. The Funds bear the risk of incurring a loss from the investment of cash collateral due to either credit or market factors. For the six months ended April 30, 2002, the Funds did not lend securities to Goldman Sachs.

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

Fund	Market Value of Securities on loan as of April 30, 2002	Cash Collateral Received for Loans Outstanding as of April 30, 2002	Earnings of BGA Relating to Securities Loaned for Six Months Ended April 30, 2002
Global Consumer Growth[a]	$ —	$ —	$ 14
Global Financial Services	342,020	359,745	157
Global Infrastructure and Resources	80,299	84,389	56
Global Technology	42,132	44,270	22

(a) While there was lending activity during the six months ended April 30, 2002, there were no loans outstanding as of April 30, 2002.

Forward Foreign Currency Exchange Contracts — The Funds may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. The Funds may also purchase and sell forward contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Funds' financial statements. The Funds realize gains or losses at the time a forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

At April 30, 2002, the Global Consumer Growth Fund had the following outstanding forward foreign exchange contracts to both purchase and sell foreign currencies:

Open Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized Gain	Unrealized Loss
Hong Kong Dollar				
expiring 6/11/2002	$ 24,741	$ 24,744	$ 3	$ —
Pound Sterling				
expiring 5/15/2002	64,459	65,366	907	—
TOTAL OPEN FOREIGN CURRENCY PURCHASE CONTRACTS	$ 89,200	$ 90,110	$ 910	$ —

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

Open Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
Euro Currency				
expiring 5/30/2002	$ 661,955	$ 669,963	$ —	$ 8,008
Hong Kong Dollar				
expiring 6/11/2002	49,965	49,977	—	12
Japanese Yen				
expiring 5/16/2002	419,446	429,044	—	9,598
Pound Sterling				
expiring 5/15/2002	302,090	308,518	—	6,428
Swedish Krona				
expiring 6/11/2002	27,577	27,809	—	232
expiring 6/11/2002	7,282	7,268	14	—
Swiss Franc				
expiring 5/14/2002	222,627	231,340	—	8,713
TOTAL OPEN FOREIGN CURRENCY SALE CONTRACTS	$1,690,942	$1,723,919	$ 14	$32,991

At April 30, 2002, the Global Financial Services Fund had the following outstanding forward foreign exchange contracts to both purchase and sell foreign currencies:

Open Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
Euro Currency				
expiring 5/30/2002	$ 30,063	$ 30,447	$ 384	$ —
expiring 5/30/2002	39,344	39,271	—	73
TOTAL OPEN FOREIGN CURRENCY PURCHASE CONTRACTS	$ 69,407	$ 69,718	$ 384	$ 73

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

Open Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
Euro Currency				
expiring 5/30/2002	$1,235,426	$1,250,497	$ —	$15,071
Japanese Yen				
expiring 5/16/2002	107,010	109,520	—	2,510
Mexican Peso				
expiring 7/11/2002	41,732	40,366	1,366	—
Pound Sterling				
expiring 5/15/2002	566,262	576,982	—	10,720
Swiss Franc				
expiring 5/14/2002	135,087	140,400	—	5,313
Swedish Krona				
expiring 6/11/2002	145,485	146,710	—	1,225
Thailand Baht				
expiring 5/07/2002	45,752	46,280	—	528
TOTAL OPEN FOREIGN CURRENCY SALE CONTRACTS	$2,276,754	$2,310,755	$1,366	$35,367

At April 30, 2002, the Global Health Sciences Fund had the following outstanding forward foreign exchange contracts to both purchase and sell foreign currencies:

Open Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
Euro Currency				
expiring 5/30/2002	$ 30,632	$ 30,576	$ —	$ 56
Pound Sterling				
expiring 5/15/2002	74,698	75,684	986	—
TOTAL OPEN FOREIGN CURRENCY PURCHASE CONTRACTS	$ 105,330	$ 106,260	$ 986	$ 56

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

Open Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
Euro Currency				
expiring 5/30/2002	$ 150,126	$ 151,952	$ —	$ 1,826
Japanese Yen				
expiring 5/16/2002	251,574	257,474	—	5,900
Pound Sterling				
expiring 5/15/2002	640,050	653,069	—	13,019
Swiss Franc				
expiring 5/14/2002	780,380	810,587	—	30,207
TOTAL OPEN FOREIGN CURRENCY SALE CONTRACTS	$1,822,130	$1,873,082	$ —	$50,952

At April 30, 2002, the Global Infrastructure and Resources Fund had the following outstanding forward foreign exchange contracts to both purchase and sell foreign currencies:

Open Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
Euro Currency				
expiring 5/30/2002	$ 31,348	$ 31,465	$ 117	$ —
Norwegian Krone				
expiring 5/30/2002	22,710	23,342	632	—
Pound Sterling				
expiring 5/15/2002	40,400	40,746	364	18
TOTAL OPEN FOREIGN CURRENCY PURCHASE CONTRACTS	$ 94,458	$ 95,553	$1,113	$ 18

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

Open Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
Danish Krone				
expiring 7/24/2002	$ 2,996	$ 3,034	$ —	$ 38
Euro Currency				
expiring 5/30/2002	1,033,296	1,045,862	—	12,566
Japanese Yen				
expiring 5/16/2002	365,771	374,147	—	8,376
Norwegian Krone				
expiring 5/30/2002	22,290	23,735	—	1,445
Pound Sterling				
expiring 5/15/2002	515,341	525,824	—	10,483
South African Rand				
expiring 6/11/2002	85,188	90,482	—	5,294
Swiss Franc				
expiring 5/14/2002	169,053	175,609	—	6,556
TOTAL OPEN FOREIGN CURRENCY SALE CONTRACTS	$2,193,935	$2,238,693	$ —	$44,758

At April 30, 2002, the Global Technology Fund had the following outstanding forward foreign exchange contracts to both purchase and sell foreign currencies:

Open Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
Euro Currency				
expiring 5/30/2002	$ 70,400	$ 71,043	$ 643	$ —
expiring 5/30/2002	20,722	20,684	—	38
Pound Sterling				
expiring 5/15/2002	25,830	26,193	363	—
expiring 5/15/2002	18,941	18,918	—	23
TOTAL OPEN FOREIGN CURRENCY PURCHASE CONTRACTS	$ 135,893	$ 136,838	$1,006	$ 61

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

Open Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
Euro Currency				
expiring 5/30/2002	$ 575,409	$ 582,407	$ —	$ 6,998
Israeli Shekel				
expiring 5/31/2002	134,490	127,895	6,595	—
Japanese Yen				
expiring 5/16/2002	182,647	186,930	—	4,283
Pound Sterling				
expiring 5/15/2002	201,652	205,753	—	4,101
Swedish Krona				
expiring 6/11/2002	18,329	18,484	—	155
Swiss Franc				
expiring 5/14/2002	54,147	56,203	—	2,056
TOTAL OPEN FOREIGN CURRENCY SALE CONTRACTS	$1,166,674	$1,177,672	$6,595	$17,593

The contractual amounts of forward foreign currency exchange contracts do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered. At April 30, 2002, the Funds had sufficient cash and/or securities to cover any commitments under these contracts.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Future contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they were traded. Upon entering into a futures contract, the Funds are required to deposit with a broker or the Funds' custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds, depending on the fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss, which is reported in the Statement of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' hedging strategies and potentially result in a loss. At April 30, 2002, there were no open futures contracts.

5. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment, which has not been utilized. During the six months ended April 30, 2002, the Funds did not have any borrowings under this facility.

6. OTHER MATTERS

As of April 30, 2002, Goldman, Sachs & Co. was the beneficial owner of approximately 75%, 68%, 38%, 74% and 48% of the Global Consumer Growth, Global Financial Services, Global Health Sciences, Global Infrastructure and Resources, and Global Technology Funds, respectively.

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

7. SUMMARY OF SHARE TRANSACTIONS

Share activity for the six months ended April 30, 2002, is as follows:

	Global Consumer Growth Fund	
	Shares	Dollars
Class A Shares		
Shares sold	9,973	$ 93,002
Reinvestment of dividends and distributions	—	—
Shares repurchased	(2,656)	(25,871)
	7,317	67,131
Class B Shares		
Shares sold	2,869	26,036
Reinvestment of dividends and distributions	—	—
Shares repurchased	(830)	(7,950)
	2,039	18,086
Class C Shares		
Shares sold	6,492	61,824
Reinvestment of dividends and distributions	—	—
Shares repurchased	(2,500)	(24,303)
	3,992	37,521
Institutional Shares		
Shares sold	55,727	522,000
Reinvestment of dividends and distributions	—	—
Shares repurchased	(42,255)	(404,803)
	13,472	117,197
TOTAL INCREASE (DECREASE)	26,820	$ 239,935

	Global Financial Services Fund		Global Health Sciences Fund		Global Infrastructure and Resources Fund		Global Technology Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	20,754	$ 207,107	146,849	$1,399,354	4,997	$ 45,192	44,542	$ 400,624
	57	554	—	—	—	—	52	490
	(6,124)	(61,529)	(21,273)	(204,738)	(2,510)	(22,667)	(17,976)	(159,655)
	14,687	146,132	125,576	1,194,616	2,487	22,525	26,618	241,459
	7,840	78,146	76,546	747,653	1,899	17,440	82,262	754,797
	9	91	—	—	—	—	56	529
	(1,386)	(13,629)	(14,864)	(139,881)	(2,476)	(23,404)	(7,989)	(66,699)
	6,463	64,608	61,682	607,772	(577)	(5,964)	74,329	688,627
	15,546	154,860	29,039	284,423	19,940	183,870	71,865	683,735
	—	—	—	—	—	—	84	798
	(3,029)	(30,457)	(4,884)	(46,734)	—	—	(6,591)	(57,234)
	12,517	124,403	24,155	237,689	19,940	183,870	65,358	627,299
	59,669	591,003	56,657	532,052	85,213	786,000	84,953	743,773
	1,422	13,804	—	—	—	—	2,866	27,344
	(57,512)	(592,360)	(53,651)	(480,437)	(62,546)	(599,191)	(1,230,126)	(10,927,957)
	3,579	12,447	3,006	51,615	22,667	186,809	(1,142,307)	(10,156,840)
	37,246	$ 347,590	214,419	$2,091,692	44,517	$ 387,240	(976,002)	$ (8,599,455)

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

7. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the period ended October 31, 2001, is as follows:

	Global Consumer Growth Fund[(a)]	
	Shares	**Dollars**
Class A Shares		
Shares sold	16,668	$ 177,339
Shares repurchased	—	—
	16,668	177,339
Class B Shares		
Shares sold	12,080	120,956
Shares repurchased	(4,529)	(40,085)
	7,551	80,871
Class C Shares		
Shares sold	3,701	39,282
Shares repurchased	—	—
	3,701	39,282
Institutional Shares		
Shares sold	357,517	3,581,482
Shares repurchased	(14,001)	(147,029)
	343,516	3,434,453
Service Shares		
Shares sold	150	1,500
Shares repurchased	—	—
	150	1,500
TOTAL INCREASE	371,586	$3,733,445

(a) Commencement date of operations was March 30, 2001 for all share classes.

Global Financial Services Fund[a]		Global Health Sciences Fund[a]		Global Infrastructure and Resources Fund[a]		Global Technology Fund[a]	
Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
32,462	$ 340,427	83,839	$ 859,768	21,969	$ 224,517	34,484	$ 324,379
(1,752)	(16,572)	(572)	(5,967)	(238)	(2,175)	(10,149)	(88,197)
30,710	323,855	83,267	853,801	21,731	222,342	24,335	236,182
20,252	210,317	97,716	992,205	17,763	184,382	18,438	182,448
(4,530)	(39,972)	(730)	(7,621)	(4,630)	(39,309)	(1,495)	(13,711)
15,722	170,345	96,986	984,584	13,133	145,073	16,943	168,737
4,665	50,163	23,726	239,656	2,328	24,256	6,861	60,480
—	—	—	—	—	—	—	—
4,665	50,163	23,726	239,656	2,328	24,256	6,861	60,480
356,164	3,573,229	371,558	3,717,264	324,484	3,215,727	1,601,624	14,106,977
(4,001)	(43,290)	(3,001)	(31,500)	—	—	(40,001)	(531,700)
352,163	3,529,939	368,557	3,685,764	324,484	3,215,727	1,561,623	13,575,277
150	1,500	150	1,500	150	1,500	150	1,500
—	—	—	—	—	—	—	—
150	1,500	150	1,500	150	1,500	150	1,500
403,410	$4,075,802	572,686	$5,765,305	361,826	$3,608,898	1,609,912	$14,042,176

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Net asset value, end of period
		Net investment loss[c]	Net realized and unrealized gain (loss)	Total from investment operations	
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)					
2002 - Class A Shares	$ 8.74	$(0.03)	$ 0.71	$0.68	$9.42
2002 - Class B Shares	8.71	(0.05)	0.70	0.65	9.36
2002 - Class C Shares	8.71	(0.05)	0.70	0.65	9.36
2002 - Institutional Shares	8.77	—	0.71	0.71	9.48
2002 - Service Shares	8.75	(0.02)	0.70	0.68	9.43
FOR THE PERIOD ENDED OCTOBER 31,[d]					
2001 - Class A Shares	10.00	(0.06)	(1.20)	(1.26)	8.74
2001 - Class B Shares	10.00	(0.08)	(1.21)	(1.29)	8.71
2001 - Class C Shares	10.00	(0.09)	(1.20)	(1.29)	8.71
2001 - Institutional Shares	10.00	(0.01)	(1.22)	(1.23)	8.77
2001 - Service Shares	10.00	(0.04)	(1.21)	(1.25)	8.75

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Class A, Class B, Class C, Institutional and Service Share activity commenced on March 30, 2001.

Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets[b]	Ratio of net investment loss to average net assets[b]	Ratios assuming no expense reductions		Portfolio turnover rate
				Ratio of expenses to average net assets[b]	Ratio of net investment loss to average net assets[b]	
7.78%	$ 226	1.90%	(0.66)%	8.90%	(7.66)%	30%
7.46	90	2.40	(1.15)	9.40	(8.15)	30
7.46	72	2.40	(1.11)	9.40	(8.11)	30
8.10	3,383	1.25	(0.02)	8.25	(7.02)	30
7.77	1	1.75	(0.46)	8.75	(7.46)	30
(12.60)	146	1.90	(1.11)	11.99	(11.20)	20
(12.90)	66	2.40	(1.53)	12.49	(11.62)	20
(12.90)	32	2.40	(1.62)	12.49	(11.71)	20
(12.30)	3,013	1.25	(0.20)	11.34	(10.29)	20
(12.50)	1	1.75	(0.67)	11.84	(10.76)	20

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders	
		Net investment income (loss)[c]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	Net asset value, end of period
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)						
2002 - Class A Shares	$ 9.32	$(0.01)	$ 0.91	$ 0.90	$(0.02)	$10.20
2002 - Class B Shares	9.30	(0.04)	0.91	0.87	(0.01)	10.16
2002 - Class C Shares	9.30	(0.03)	0.90	0.87	—	10.17
2002 - Institutional Shares	9.36	0.01	0.92	0.93	(0.04)	10.25
2002 - Service Shares	9.34	(0.01)	0.91	0.90	(0.01)	10.23
FOR THE PERIOD ENDED OCTOBER 31,[d]						
2001 - Class A Shares	10.00	(0.04)	(0.64)	(0.68)	—	9.32
2001 - Class B Shares	10.00	(0.07)	(0.63)	(0.70)	—	9.30
2001 - Class C Shares	10.00	(0.06)	(0.64)	(0.70)	—	9.30
2001 - Institutional Shares	10.00	0.05	(0.69)	(0.64)	—	9.36
2001 - Service Shares	10.00	0.03	(0.69)	(0.66)	—	9.34

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Class A, Class B, Class C, Institutional and Service Share activity commenced on March 30, 2001.

				Ratios assuming no expense reductions		
Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets[b]	Ratio of net investment income (loss) to average net assets[b]	Ratio of expenses to average net assets[b]	Ratio of net investment loss to average net assets[b]	Portfolio turnover rate
9.65%	$ 463	1.90%	(0.26)%	8.32%	(6.68)%	55%
9.35	225	2.40	(0.80)	8.82	(7.22)	55
9.35	175	2.40	(0.54)	8.82	(6.96)	55
10.06	3,648	1.25	0.30	7.67	(6.12)	55
9.67	1	1.75	(0.17)	8.17	(6.59)	55
(6.80)	287	1.90	(0.67)	10.96	(9.73)	57
(7.00)	146	2.40	(1.30)	11.46	(10.36)	57
(7.00)	43	2.40	(1.00)	11.46	(10.06)	57
(6.40)	3,298	1.25	0.89	10.31	(8.17)	57
(6.60)	1	1.75	0.46	10.81	(8.60)	57

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Loss from investment operations			Net asset value, end of period
		Net investment loss[c]	Net realized and unrealized loss	Total from investment operations	
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)					
2002 - Class A Shares	$ 9.82	$(0.04)	$(1.12)	$(1.16)	$8.66
2002 - Class B Shares	9.80	(0.07)	(1.11)	(1.18)	8.62
2002 - Class C Shares	9.80	(0.07)	(1.11)	(1.18)	8.62
2002 - Institutional Shares	9.86	(0.02)	(1.11)	(1.13)	8.73
2002 - Service Shares	9.83	(0.04)	(1.11)	(1.15)	8.68
FOR THE PERIOD ENDED OCTOBER 31,[d]					
2001 - Class A Shares	10.00	(0.06)	(0.12)	(0.18)	9.82
2001 - Class B Shares	10.00	(0.08)	(0.12)	(0.20)	9.80
2001 - Class C Shares	10.00	(0.08)	(0.12)	(0.20)	9.80
2001 - Institutional Shares	10.00	(0.01)	(0.13)	(0.14)	9.86
2001 - Service Shares	10.00	(0.04)	(0.13)	(0.17)	9.83

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Class A, Class B, Class C, Institutional and Service Share activity commenced on March 30, 2001.

| Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets[b] | Ratio of net investment loss to average net assets[b] | Ratios assuming no expense reductions | | Portfolio turnover rate |
				Ratio of expenses to average net assets[b]	Ratio of net investment loss to average net assets[b]	
(11.81)%	$1,809	1.90%	(0.94)%	5.70%	(4.74)%	39%
(12.04)	1,368	2.40	(1.50)	6.20	(5.30)	39
(11.95)	413	2.40	(1.51)	6.20	(5.31)	39
(11.46)	3,242	1.25	(0.34)	5.05	(4.14)	39
(11.70)	1	1.75	(0.81)	5.55	(4.61)	39
(1.80)	818	1.90	(0.99)	9.58	(8.67)	29
(2.00)	950	2.40	(1.48)	10.08	(9.16)	29
(2.10)	233	2.40	(1.52)	10.08	(9.20)	29
(1.40)	3,633	1.25	(0.24)	8.93	(7.92)	29
(1.70)	1	1.75	(0.73)	9.43	(8.41)	29

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Net asset value, end of period
		Net investment income (loss)[c]	Net realized and unrealized gain (loss)	Total from investment operations	
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)					
2002 - Class A Shares	$ 8.47	$(0.02)	$ 0.85	$ 0.83	$9.30
2002 - Class B Shares	8.44	(0.04)	0.85	0.81	9.25
2002 - Class C Shares	8.45	(0.04)	0.84	0.80	9.25
2002 - Institutional Shares	8.51	0.01	0.85	0.86	9.37
2002 - Service Shares	8.48	(0.01)	0.85	0.84	9.32
FOR THE PERIOD ENDED OCTOBER 31,[d]					
2001 - Class A Shares	10.00	—	(1.53)	(1.53)	8.47
2001 - Class B Shares	10.00	(0.02)	(1.54)	(1.56)	8.44
2001 - Class C Shares	10.00	(0.03)	(1.52)	(1.55)	8.45
2001 - Institutional Shares	10.00	0.05	(1.54)	(1.49)	8.51
2001 - Service Shares	10.00	0.03	(1.55)	(1.52)	8.48

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Class A, Class B, Class C, Institutional and Service Share activity commenced on March 30, 2001.

Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets[b]	Ratio of net investment income (loss) to average net assets[b]	Ratios assuming no expense reductions		Portfolio turnover rate
				Ratio of expenses to average net assets[b]	Ratio of net investment loss to average net assets[b]	
9.80%	$ 225	1.90%	(0.33)%	8.95%	(7.38)%	81%
9.60	116	2.40	(0.86)	9.45	(7.91)	81
9.47	206	2.40	(0.89)	9.45	(7.94)	81
10.11	3,252	1.25	0.30	8.30	(6.75)	81
9.91	1	1.75	(0.22)	8.80	(7.27)	81
(15.30)	184	1.90	0.09	12.06	(10.07)	47
(15.60)	111	2.40	(0.33)	12.56	(10.49)	47
(15.50)	20	2.40	(0.50)	12.56	(10.66)	47
(14.90)	2,760	1.25	0.94	11.41	(9.22)	47
(15.20)	1	1.75	0.45	11.91	(9.71)	47

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Loss from investment operations			Distributions to shareholders	Net asset value, end of period
		Net investment loss[c]	Net realized and unrealized loss	Total from investment operations	From net realized gains	
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)						
2002 - Class A Shares	$ 8.20	$(0.08)	$(0.72)	$(0.80)	$(0.02)	$7.38
2002 - Class B Shares	8.18	(0.10)	(0.72)	(0.82)	(0.02)	7.34
2002 - Class C Shares	8.18	(0.10)	(0.73)	(0.83)	(0.02)	7.33
2002 - Institutional Shares	8.23	(0.05)	(0.74)	(0.79)	(0.02)	7.42
2002 - Service Shares	8.21	(0.07)	(0.74)	(0.81)	(0.02)	7.38
FOR THE PERIOD ENDED OCTOBER 31,[d]						
2001 - Class A Shares	10.00	(0.09)	(1.71)	(1.80)	—	8.20
2001 - Class B Shares	10.00	(0.12)	(1.70)	(1.82)	—	8.18
2001 - Class C Shares	10.00	(0.10)	(1.72)	(1.82)	—	8.18
2001 - Institutional Shares	10.00	(0.05)	(1.72)	(1.77)	—	8.23
2001 - Service Shares	10.00	(0.08)	(1.71)	(1.79)	—	8.21

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Class A, Class B, Class C, Institutional and Service Share activity commenced on March 30, 2001.

Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets[b]	Ratio of net investment loss to average net assets[b]	Ratios assuming no expense reductions		Portfolio turnover rate
				Ratio of expenses to average net assets[b]	Ratio of net investment loss to average net assets[b]	
(9.83)%	$ 376	1.90%	(1.72)%	4.28%	(4.10)%	70%
(10.10)	670	2.40	(2.23)	4.78	(4.61)	70
(10.22)	529	2.40	(2.23)	4.78	(4.61)	70
(9.67)	3,111	1.25	(1.08)	3.63	(3.46)	70
(9.94)	1	1.75	(1.62)	4.13	(4.00)	70
(18.00)	200	1.90	(1.73)	9.80	(9.63)	70
(18.20)	139	2.40	(2.23)	10.30	(10.13)	70
(18.20)	56	2.40	(2.21)	10.30	(10.11)	70
(17.70)	12,850	1.25	(0.94)	9.15	(8.84)	70
(17.90)	1	1.75	(1.39)	9.65	(9.29)	70

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International Equity Funds
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Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund[SM], Internet Tollkeeper Fund[SM] and CORE[SM] are service marks of Goldman, Sachs & Co.

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This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

The Goldman Sachs Global Consumer Growth Fund is concentrated in consumer products and services stocks and will be particularly affected by the risks of government regulation, competition, and changing economic conditions.

The Goldman Sachs Global Financial Services Fund is concentrated in financial services stocks and will be particularly affected by the risks of changing economic conditions, interest rates, and government regulation.

The Goldman Sachs Global Health Sciences Fund is concentrated in health sciences stocks and will be particularly affected by the risks of government regulation and intense competition.

The Goldman Sachs Global Infrastructure and Resources Fund is concentrated in infrastructure and resource-related stocks and will be particularly affected by the risks of changing economic conditions, the level and volatility of commodity prices, and government regulation.

The Goldman Sachs Global Technology Fund is concentrated in technology and technology-related stocks and will be particularly affected by the risks of intense competition, rapid obsolescence, and government regulation.

For each Goldman Sachs Global Sector Fund, investments in non-U.S. and emerging markets securities may involve above-average volatility.

Emerging markets securities are volatile. They are subject to substantial currency fluctuations and sudden economic and political developments. At times, the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

The Funds may participate in the Initial Public Offering (IPO) market, and a portion of the Funds' returns consequently may be attributable to their investments in IPOs, which may have a magnified impact due to the Funds' small asset base. As the Funds' assets grow, it is probable that the effect of the Funds' investments in IPOs on their total returns may not be as significant.

Goldman, Sachs & Co. is the distributor of the Funds.

 Date of first use: June 29, 2002 / 02-02-1084 GLSECSAR / 1.6K / 06-02